
07022787

CONCISE ANNUAL REPORT | 2006



CONTENTS



About this Report

This 2006 Concise Annual Report is a summary of Woodside's exploration and production activities and financial position as at 31 December 2006. In this document, the use of 'this Report' refers to the 2006 Concise Annual Report.

Woodside Petroleum Ltd. (ABN 55 004 898 962) is the parent company of the Woodside group of companies. In this report, unless otherwise stated, references to 'Woodside' and 'the group' refer to Woodside Petroleum Ltd. and its controlled entities, as a whole, and references to 'the company' refer to Woodside Petroleum Ltd. unless otherwise stated. The text does not distinguish between the activities of the parent company and those of its controlled entities.

The Concise Financial Report included in this report is derived from the 2006 Full Financial Report presented in a separate document. The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position, financing and investing activities of Woodside as the Full Financial Report. Details on how to obtain a copy of the Full Financial Report are on page 53 of this report.

References in this report to a 'year' is to the calendar year ended 31 December 2006 unless otherwise stated. All dollar figures are expressed in Australian currency unless otherwise stated.

2006 Woodside Sustainable Development Report

Woodside also publishes a Sustainable Development Report that combines our Health, Safety, Environment and Community performance, which will be available on request or from the company's website **(www.woodside.com.au).**

Woodside has long-term world class assets, talented people and the drive to become **a global leader in LNG.**

We explore, develop, produce and market gas and oil from Australia, the Americas and Africa **to customers across the globe.**

We are committed to returning outstanding and sustainable growth in our shareholders' wealth **...the right way.**

About the Cover



1
2
3
4
5
6
7
8

The cover images depict Woodside's diversity of people, places and activities throughout our value chain.

1. Safety comes first at Woodside; the North Rankin helipad with fire and safety crew standing by.
2. Acquiring subsurface data underpins our search for oil and gas; 3D seismic acquisition on the Western Legend.
3. Onshore, oil and gas fields can be identified and evaluated with vibroseis trucks, seen here in the Sahara Desert, Libya.
4. Offshore production of discovered oil and gas; an exploration rig alongside the Breton Sound platform in the Gulf of Mexico.
5. Building relationships with local communities is critical to the way we work; engaging with indigenous children in Karratha.
6. Understanding and protecting the environment is part of our sustainable business principles; scientists recording rock art in the Pilbara region of Western Australia.
7. Offshore gas and liquids are piped ashore and processed into LNG, domestic gas, LPG and condensate; round the clock operation at the Karratha gas plant, Western Australia.
8. Gas is liquefied and loaded into large refrigerated ships, capable of carrying LNG across the globe.



Charles Goode, AC

Charles has been on Woodside's Board since 1988 and Chairman since 1999. He will retire on 31 July 2007.

Meeting the challenges of a difficult year.


Profit* and earnings per share
Profit ($ Million)
Earnings Per Share (cents)
2000
1500
1000
500
0
250
200
150
100
50
0
02
03
04
05
2006

*Before significant items

Record sales volumes and higher commodity prices contributed to an excellent profit performance.


2P Reserves replacement
Reserves (MMboe)
Reserves Replacement (%)*
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
350
300
250
200
150
100
50
0
02
03
04
05
2006

*3 year average organic

Strong reserves growth resulted largely from booking Pluto gas field volumes.


Production
Production (MMboe)
70
68
66
64
62
60
58
56
54
52
02
03
04
05
2006

Record production volumes were achieved via strong NWS performance in combination with start up of Chinguetti and Enfield developments.

Excellent profit performance

Woodside is in a sustained growth phase and in 2006, we achieved records for production, reserves replacement, revenues, cash flow and earnings. However, there was some disappointment that our record production was lower than we had anticipated.

Strong LNG sales

In January 2006, Woodside, as operator of the North West Shelf Venture, delivered its 2,000th LNG cargo and 1,000th condensate cargo. In May, the first cargo of LNG was successfully delivered to the Guangdong terminal in southern China.

Seven new Head of Agreements were also signed this year for more than 40 million tonnes to be delivered over 6-12 years after current North West Shelf contracts expire in 2009.

Head of Agreements were signed with Tokyo Gas and Kansai Electric to supply a total of between 3.25 and 3.75 million tonnes of LNG per year from Pluto from late 2010.

Exploration success

Woodside had a successful year with 50% of our exploration wells finding hydrocarbons with discoveries in Libya, the United States and Australia. More than half of these discoveries have clear commercial potential, and further work is underway to mature and assess the commerciality of the rest.

New gas projects

We made significant progress with our major LNG projects. The North West Shelf Phase 5 project remains on schedule for 2008. In December, the Board approved $1.4 billion for Pluto site preparation and procurement of long-lead items ahead of a planned final investment decision mid 2007. However, schedule slippage on the Otway project was disappointing.

First oil – Chinguetti and Enfield

We delivered Mauritania's first oil production in February 2006 when the Chinguetti field was brought on stream. Later in the year, we delivered another first, with the start-up of Enfield in Western Australia in July. Both fields have since provided production challenges and during 2007 work will focus on improving production.

Safety performance

During 2006, too many people were injured while working either directly or indirectly for Woodside. Four of these incidents had the potential to cause death. At Woodside, we believe that all accidents are preventable, and we remain focussed on ensuring that we do much better in 2007.

Annual Results at a Glance		2006	2005	Change
Earnings per Share	(EPS, cents)	217	169	▲
Total Shareholder Return	(TSR, %)	8.4*	89.9*	▼
Net Profit after Tax	(NPAT, $ million)	1,427	1,107	▲
Operating Cashflow	(After Tax, $ million)	2,349	1,715	▲
Sales Revenue	($ million)	3,810	2,747	▲
Production	(MMboe)	67.9	59.7	▲
Proved plus Probable Reserves	(2P, MMboe)	1,581	1,244	▲
Contingent Resources	(MMboe)	3,141	3,594	**

* Source: Bloomberg 1 year US$ basis
** majority of change is transfer to reserves

Dividend

The Directors declared a fully-franked final dividend of 77 cents per share (58 cents per share in 2005). The dividend will be paid on 28 March 2007 and will lift the full-year dividend to 126 cents per share (compared to 93 cents per share in 2005).

Board changes

In February, Mr Russell Caplan succeeded Mr Tim Warren as a Shell-nominated non-executive director, following Mr Warren's retirement. In April, Mr Rory Argyle retired. In June, Mr Jakob Stausholm was appointed as a Shell-nominated non-executive director, following the resignation of Mr Peter van Rossum in February.

I will retire from the Board on 31 July 2007 and will be succeeded as Chairman by Mr Michael Chaney, a member of the Board since 2005. I would like to thank my fellow Board members, management and staff for their support and outstanding contributions.

Performance Ratios	2006	2005	Change
Safety & Health (incidents / million man hrs)	5.1	3.8	▲
Environment (Reportable Environmental Incidents)	13	28	▼
Reserves Replacement Ratio (%)[1] (3 year average organic)	285	99	▲
Dividends per share (c)	126	93.0	▲
Payout Ratio (%)*	60.2	59.7	n.m.
Gearing (%)	26.4	20.4	n.m.
Return on Avg Capital Empl (%)*	26.1	26.2	n.m.
Finding Cost ($/boe)	3.29	5.50	▼

[1] excluding acquisitions and sales
*before significant items
n.m. - not material

Green ▲▼ = positive change
Red ▲▼ = negative change

Revenue

Domgas/LNG	31%
Oil	46%
Condensate	20%
LPG	3%



Record production and high commodity prices drove a 39% increase in revenue in 2006.

Production

Domgas/LNG	52%
Oil	31%
Condensate	14%
LPG	3%



Total production increased 14% from 2005.

Reserves

Dry Gas	77%
Oil	14%
Condensate	9%



Woodside added 336.1 MMboe to its proven plus probable reserves during 2006, giving it a 3 year average organic reserves replacement of 285% and a reserves life of over 24 years.

Total Shareholder Returns*: Woodside's performance stands out amongst peers

Source: Bloomberg


3 Year Rolling Performance
Percentage (%)
80
70
60
50
40
30
20
20
10
0
Peer Group
Woodside
1st quartile
4th quartile
December 2003
December 2004
December 2005
December 2006

*compounded annual growth rate US$ basis


5 Year Performance
Percentage (%)
50
45
40
35
30
25
20
15
10
5
0
Woodside

Woodside's Peer Group includes the following companies: Anardarko, Apache, BG, CNOOC, Marathon, Murphy, Petro-Canada, Pioneer, Repsol, Santos, Talisman.



Don Voelte
Don has been Chief Executive Officer and Managing Director of Woodside since April 2004.

We strive to be the preferred business and community partner through our commercial and technical excellence... and the way we conduct our business.

We differentiate ourselves from our peers by combining our top quality workforce and our drive to succeed as a global

Making the most of our existing assets



Woodside is developing the Perseus field through the existing Goodwyn Platform. Above, workers prepare the valve system for connection to the Perseus field.

Global LNG



Woodside supplied the NWSV's first cargo of LNG to Guandong in China in 2006, via the Northwest Seaeagle LNG carrier.

Business balance and build



Woodside's Visualisation Sphere enables our geophysicists to view sub-surface seismic data in 3D, to help understand the layout of potential oil and gas fields.

Doing business the right way

The people who work at Woodside have values based on strong performance, care and respect, integrity and trust, initiative and accountability, creativity and enterprise, and working together. We recognise that our business must be profitable. We believe that our demonstration of these values makes us distinctive and is essential to our success.

Safety is paramount

At Woodside, we believe that every injury is preventable. Safety is a primary consideration in our decision making and always takes precedence where production and safety conflict. Regrettably, people continue to be hurt at work, and, while the frequency of incidents with high injury potential has been reduced this year, the number of reportable incidents has increased. This is unacceptable. We continue to pursue the perfect day, the perfect week, the perfect month, and the perfect year in which no one gets hurt and we have no incidents.

Creating sustainable business solutions

We are committed to environmental protection and seek to continuously improve our environmental management. We meet statutory requirements as a minimum, and, where no such requirements exist, we apply responsible standards comparable to those under which we operate in Australia.

We recognise that by embracing and promoting sustainability principles, and by integrating social and environmental management strategies with our commercial goals and targets, we create a solid foundation for delivering outstanding business results.

Upholding high standards

We adhere to stringent business principles which guide the conduct of our staff in every country in which we operate. These include our commitment to equal opportunity and being a force for good through building long-term relationships with governments, co-venturers, customers and communities. In our operations, we do not use forced or child labour and do not offer, pay or accept bribes. Nor do we condone anti-competitive market practices or make donations to political parties or their representatives.

We are committed to delivering outstanding and sustainable growth in shareholder wealth...the right way.


Business Balance and Build
Enhance returns from Existing Production
Value
Time

long-term world class assets, LNG player.

Enterprise capability

We continue to build the capability and diversity of our workforce to ensure we have the right skill sets to meet the challenges of the current environment and our emerging position as a global LNG player. We have clarified the organisation structure, management roles and accountabilities. Diversity initiatives generated an increase in employment of local indigenous staff to a total of 52, well exceeding our target of 15, and we are engaging a local indigenous company in the provision of accommodation to support Pluto construction activities.

Our ability to operate internationally was clearly demonstrated during the year, when we were able to leverage our growing international experience in our operations in Kenya, strictly operating within our Code of Conduct, and effectively controlling logistics whilst retaining full security. We will ensure that Woodside remains the investment and employer of choice.

Financial flexibility

Woodside maintains a capital structure that ensures we have flexibility to fund future projects and our exploration strategy, as well as pay dividends to our shareholders. We seek to maintain an investment grade credit rating that provides us with access to a range of diverse debt and equity capital as needed.

In December, we activated a Dividend Reinvestment Plan to assist in funding future capital requirements. This will give eligible shareholders the option of reinvesting their dividends in additional Woodside shares, without paying any brokerage or other costs, and at a 2% discount to the determined market share price for the 2006 final dividend.

We may undertake commodity hedging to protect cash flows or to underpin returns from a project or acquisition. In 2006 we placed oil price hedges over forecast Vincent oil production from 2008 to 2010. Further details on financial instruments can be found in the Full Financial Report.

Enhancing returns from our business

We have an enviable portfolio of producing and developing assets, and we are dedicated to delivering maximum value from them. We seek to improve efficiency and minimise lead times through, for example, standardisation of engineering specifications and equipment. We are also pursuing opportunities to improve recovery and accelerate production from several of our fields. Our 2006 exploration successes such as Xena, Pemberton and Persephone will provide high-margin tie-back volumes for the Pluto and North West Shelf LNG plants.

Despite the industry's cost and schedule pressures, we are committed to delivering our projects on track, without compromising safety, the environment or our values.

Global LNG

Growing demand for LNG in Asia Pacific and Atlantic markets has created the perfect environment for market capture to underpin the development of the Pluto, Browse and Sunrise assets and take Woodside into a leading LNG role. During 2006 we made great progress on these projects, and are confident we will have matured Pluto sufficiently to make a final investment decision in 2007. We have also grown our proved and probable reserve base by over 336 MMboe this year. In creating major LNG hubs for Australia around Dampier, the Pilbara and Darwin we will offer aggregation opportunities to other local resource owners.

Business balance and build

During 2006, we further established our businesses in the Gulf of Mexico and Libya with exploration successes which will be appraised in 2007. In Libya, we will seek further success onshore and will also test our frontier acreage offshore. In the deepwater Gulf of Mexico we will follow up our two exploration successes from 2006 with up to four exploration wells in this high-potential province.

We are fortunate that our existing assets provide exceptional growth potential. Nevertheless, we will also continue to build our future through exploration and value accretive acquisitions.


Europe and Asia
4000
2000
Mtoe
0
1990
2005
2015
2030
Energy Demand
London
Tripoli
Nouakchott
Dubai
Nairobi
Beijing
Seoul
Tokyo
Karratha
Perth
Asia Pacific
6000
4000
2000
Mtoe
0
1990
2005
2015
2030
Energy Demand

Woodside has global interests with offices strategically placed to

Our activities are focussed around producing and development hubs in Australia, the Americas and Middle East-Africa, which strategically position us to supply gas and oil to customers across the globe.

Asia Pacific LNG market trends

The current shortfall in LNG supply is expected to continue through to at least 2014. Woodside's projects are well placed to meet this shortfall.

Over the next ten years LNG demand in the Asia Pacific market is expected to almost double, driven by strong growth in Korea and Taiwan and continued steady growth from new buyers in China, India and elsewhere.

On the supply side, Qatar continues to defer decisions on new projects beyond those already under construction, Indonesian supply extensions and new Iranian supply projects remain in doubt and other critical supply projects have been delayed.

Asia Pacific's traditional buyers are moving fast to secure available supplies. They have existing import facilities and firm LNG requirements and see a strategic importance in having Australian LNG in their portfolios. They tend to prefer low risk sellers with a strong reputation for safety and reliability, such as Woodside.

Emerging Asian buyers are struggling to secure LNG, and are competing with US and European buyers forced to seek supplies from outside their own region. This competition together with the increasing seasonal demand pressures, has underpinned strengthening short and long term LNG prices.

Woodside has a great deal of LNG operating, shipping and marketing experience which it intends to leverage to develop a global LNG trading business.


Los Angeles
Houston
Covington
Woodside Office
Woodside Activities
Energy Demand Growth
Million Tonnes of Oil Equivalent (Mtoe)
(sources EIA, BP)
Americas
4000
2000
0
Mtoe
1990 2005 2015 2030
Energy Demand

meet the needs of our operations, customers and suppliers.

Woodside expects that sales to Asian buyers will continue to underpin our new projects. In the case of Pluto, we selected customers with proven track records and built on our strong existing relationships. The combination of power and gas utility customers ensures a smooth seasonal demand profile.

We are also pursuing future sales and supply opportunities in the Atlantic Basin and elsewhere. This year, Woodside Natural Gas Inc. announced the OceanWay project, including site selection, which potentially could facilitate sales of Woodside's equity LNG into California. In August, the group submitted its US Deepwater Port permit application to the US Coast Guard and also applied for a related pipeline permit from the City of Los Angeles.

OceanWay will minimise environmental disturbance by avoiding the need for an onshore LNG terminal or an offshore platform. Instead, LNG will be converted to regular natural gas onboard ship, and delivered via an underwater pipeline and buoy system connected to an underground pipeline to customers in Los Angeles and beyond.

Woodside is increasingly recognised for its position in the LNG market, and as a preferred partner for premium customers. Excluding national oil companies, we aim to be the world's number one independent operator of LNG facilities and a top five equity LNG owner by 2015.

Control of LNG shipping is of strategic importance. With average ship sizes increasing, unit transport costs falling and independent ship owners growing and competing for market, we believe we can drive down our shipping costs.

Woodside currently owns an interest in seven LNG ships and we have also reserved slots for building up to four ships in South Korea. We will select the best alternative between owning and leasing ships to minimise overall shipping costs. With supply of LNG now going to China from the North West Shelf, the Company also has a 5% equity share in two Chinese new-build LNG ships, which are currently under construction.



Phase 5 expansion will make the Karratha gas plant one of the largest single LNG complexes in the Asia Pacific region. Phase 5 is scheduled for first gas in 2008.

Woodside operates Australia's largest resource development which is still expanding after 22 years of operation.

North West Shelf		
Interest	NWS Venture	16.67%
	Domestic Gas Joint Venture	50.00%*
	China LNG JV	12.50%
Operator	Woodside	
Facilities	North Rankin A Platform (NRA) Goodwyn A Platform (GWA) Cossack Pioneer FPSO Karratha Gas Plant	
Location	~130 km north west of Karratha, WA	
Products	LNG, domestic gas, condensate, crude oil and LPG	
Start up	1984	
Water depth	80 — 130 metres	

* At present rates of gas production, Woodside's interest is around 48%. Woodside's exact share of domestic gas production depends on the quantities and aggregate rate of production.

In January 2006, Woodside, as operator of the North West Shelf Venture (NWSV), delivered its 2,000th LNG cargo and 1,000th condensate cargo. In May, we successfully delivered the first cargo of LNG to the Guangdong terminal in southern China. After 22 years of operation, the NWSV is Australia's largest resource development, producing over 47 millions of barrels of oil equivalent (MMboe) (Woodside share) each year.

Gas and condensate are produced through the North Rankin and Goodwyn platforms, and transported to processing facilities at Karratha. Domestic gas and LPG are supplied to Australian customers, while LNG is shipped to long term customers in Japan, China, South Korea and to the global spot market.

NWS Gas provides the LNG of choice

New Head of Agreement documents have been signed during 2006 between the NWSV and Chugoku Electric, Toho Gas, Chubu Electric, Kansai Electric, Tokyo Gas, Tokyo Electric and Osaka Gas totalling over 40 million tonnes to be delivered for 6-12 years post 2009, as existing LNG supply contracts expire.

During 2006, we delivered 205 cargoes of LNG on behalf of the NWSV, which included one spot cargo. Five tropical cyclones, record high temperatures in Karratha, typhoon activity in Japan and technical issues at the Karratha plant made 2006 a challenging year. However, despite this, production was higher than previous years, with the exception of 2005.

Condensate production remained strong throughout the year, while domestic gas production was down due to reduced customer demand and work on the Dampier to Bunbury pipeline. Lower LPG production was affected by lower domestic gas and oil production.

Successful completion of the Goodwyn Low Pressure Train project in October 2006, will enable increased deliverability and higher reserves recovery from the Goodwyn field.

The Cossack Pioneer floating production, storage and offloading vessel (FPSO) produces and stores crude oil, for direct delivery to tankers from the offshore Wanaea, Cossack, Lambert and Hermes fields. During the year, we made major sub-sea infrastructure improvements which included the installation of a sub-sea gas lift system, to assist production as the fields naturally decline.

Continued strong performance from these fields has meant that we are now planning to upgrade and extend the life of the Cossack Pioneer beyond 2009.


Indian Ocean
North Rankin
Perseus
Goodwyn
Angel
NRZ
NRA
Cossack Pioneer
GWA
Western Flank
Gas Plant
Woodside Operator Permit
Woodside Non-Operator Permit
Gas Field
Oil Field

Production contribution


NWS Liquids 19%
Woodside other

During 2006, NWS contributed 47 MMboe to Woodside's annual production.

Phase 5 LNG Expansion

The Phase 5 expansion project will add 4.4 million tonnes of annual LNG processing capacity to the Karratha plant, bringing its total capacity to 16.3 million tonnes per year. Site and engineering works are on schedule for completion in mid-2008, with first cargoes expected by the end of 2008. Woodside has committed to spend more than $400 million on this large project.

Western Flank and Pemberton Gas discovery

The Pemberton-1 exploration well, located in WA-28-P discovered an estimated 34 billion cubic feet of recoverable gas (Woodside share), which will be considered as part of the Western Flank development. A final investment decision on the Western Flank project is expected in the second half of 2007.

Perseus over Goodwyn

The Perseus gas and condensate field is being developed via a four-well sub-sea tieback to the Goodwyn platform. This will access undeveloped reserves and ensure full utilisation of Goodwyn platform capacity. The project is on schedule for first production in mid 2007, with drilling activities and pipe laying operations underway.

Angel

The Angel field is being developed via a remotely operated platform and will supply gas and condensate through a 50 km sub-sea pipeline into the North Rankin export trunkline. The platform will have accommodation for visiting maintenance personnel, and will be controlled from North Rankin. Development of the Angel field began in December 2005 with jacket and topsides currently under fabrication. First production is expected in the last quarter of 2008.

North Rankin 2

North Rankin 2 will provide compression to significantly enhance recovery from the 22 year old field. Design and planning are underway with a final investment decision expected during 2007, and first production in 2011/12.

Exploration / Reserves

Discovery of the Persephone field in WA-1-L, during the last quarter of the year, is expected to provide over 140 billion cubic feet of tie-back gas to North Rankin (Woodside share). At year end, appraisal drilling of the Sculptor discovery in WA-24-L was underway.

NWS Business Key Metrics

Financial Ratios		2006	2005
Sales Revenue	($ million)	2,264	2,056
Net Gas Production	(MMboe)	34.1	35.0
Net Liquids Production	(MMbbl)	12.8	13.8
Proved + Probable Reserves	(MMboe)	808.2	879.2
		Gross	*Net*
Acreage	(2006, km²)	2,574	430

NWS LNG Contracted Capacity: Outlook


million tonnes per annum
20
18
16
14
12
10
8
6
4
2
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
LNG capactiy
Recontracted
Contracted
Potential Spot Sales
HOAs in Negotiation

Strong customer demand has underpinned the signing of new Head of Agreements which are currently being finalised to replace contracts expiring in 2009.

Angel Remotely Operated Platform



Using the world's most advanced process control technology, operators will be able to remotely control the Angel platform from North Rankin.



The *Nganhurra* FPSO vessel operated by Woodside on the Enfield oil field.

Woodside delivers a new oil region for Australia.

The greater Enfield area represents one of Australia's fastest growing new oil provinces and a significant focus area for Woodside. It lies in deep water off the North West Cape of Western Australia. The Enfield development marks the first in a planned series of developments to grow a new production hub.

Enfield Oil Field		
Interest	WA-28-L, WA-271-P	60%
Operator	Woodside	
Facilities	Nganhurra FPSO	
Location	~40 km off the North West Cape, WA	
Water depth	400 - 550 metres	
Products	Crude oil	
Start up	July 2006	

Woodside began production from Enfield on 24 July 2006, under budget and well ahead of the scheduled fourth quarter 2006 production start-up date.

Oil is produced via the Nganhurra, a disconnectable double-hulled floating, production, storage and offloading vessel (FPSO) moored above thirteen sub-sea wells (five production, six water injection and two gas injection wells).

Initial production reached around 70,000 barrels per day. However, during October, a major production well (ENA-03) started producing water, and later sand, with a negative effect on oil production rates. The well was shut-in and production from the field fell off during the fourth quarter to a stable rate of ~43,000 barrels of oil per day from the remaining four producing wells.

During 2007, we will focus on repairing ENA-03, and will drill additional wells on the field to assist with water drive and production.

Vincent Oil Project		
Interest	WA-28-L, WA-271-P	60%
Operator	Woodside	
Water depth	~350 metres	
Project approval	March 2006	
Planned first oil	2008	
Project size	Medium	

The Vincent field is about 10 km to the north-east of Enfield, and will be developed through a stand-alone double-hulled FPSO. Like the Nganhurra, the Vincent FPSO will have a disconnectable turret to allow it to move away from bad weather. It will have a production capacity of 120,000 barrels of oil per day and storage capacity of 1.9 million barrels.

The field will be developed using a phased approach, with Phase 1 comprising two, four-well manifolds, multiphase booster pumps, and dual and single lateral horizontal wells. Additional sub-sea wells may be drilled depending on the drilling performance and reservoir information obtained during Phase 1.

First oil from the initial manifold is planned for third quarter 2008, with production from the second manifold starting in the first half of 2009 bringing peak production rates to 60,000 - 80,000 bbl per day.

Oil price hedges have been placed over a portion of Woodside's forecast share of production.

At the end of 2006, engineering preparation was underway for development drilling activities to start in early 2007.


Indian Ocean
WA-255-P (1)
WA-255-P (2)
Stybarrow
Vincent
Enfield
WA-271-P
WA-28-L
Exmouth
0 50
Kilometres
Woodside Operator Permit
Woodside Non-Operator Permit
Gas Field
Relinquished / Sold Permit
Oil Field

Enfield and Vincent lie about 40km off the North West Cape.

Stybarrow Oil Development		
Interest	WA-255-P	50%
Operator	BHP Billiton	
Water depth	800-900 metres	
Project Approval	November 2005	
Planned first oil	2008	
Project size	Medium	

In November 2005, Woodside approved capital expenditure for its share of the BHP Billiton operated development.

The Stybarrow project involves a sub-sea development and FPSO facility which will be disconnectable, double-hulled and able to process about 80,000 barrels of liquids per day.

First oil is planned for early 2008, with a six month ramp up to plateau production of 50,000 - 60,000 bbl per day. At the end of 2006, development drilling and facility fabrication were underway.

Community initiatives

In 2006 Woodside continued its long-running stakeholder consultation programme, which has been in place since 1997.

The programme was formalised in 2001 with the establishment of community reference groups in Perth and Exmouth, Western Australia to allow people to have a say on current and proposed exploration, development and operational activities in the region. Regular meetings of these groups were supported in 2006 by briefings of representatives from the community, indigenous groups, local business, environmental groups and government at all levels.

Woodside is an active supporter of the Exmouth community and in 2006 provided financial and in-kind support for local community events, such as the annual Ningaloo Whale Shark Festival and an indigenous art competition and cultural activities for National Aboriginal Islander Day Observance Committee (NAIDOC) Week. We also provided support for environmental organisations, such as Earthwatch's "Whale sharks of Ningaloo" programme and a project by Conservation Volunteers Australia to undertake environmental rehabilitation work in the Cape Range National Park.

Production Contribution (Australian assets*)


17%
Woodside
other

During 2006, Australian non-NWS production contributed 11.6 MMboe to Woodside's annual production.

Australian (non-NWS) Business Key Metrics

Financial Ratios		2006	2005
Sales Revenue	($ million)	981	591
Net Liquids Production	(MMbbl)	11.6	8.2
Proved + Probable Reserves	(MMboe)	225.7	265.6
		Gross	*Net*
Acreage	(2006, km²)	147,710	107,270

* These figures include all Woodside's Australian assets outside the NWSV, apart from Pluto, Browse and Sunrise.

Nganhurra naming ceremony



The name Nganhurra comes from a local Aboriginal word meaning 'we all'. The name was given to Woodside and its venture partner Mitsui E&P Australia at a special ceremony for Enfield on North West Cape in December 2005

Vincent project


Production
Gas Injection / Lift
Water Disposal
Electro-Hydraulic Control Umbilical
Power Umbilical
FPSO
Gas Injection Well 1
Production Manifold 2
Production Manifold 1
Water Disposal 2
Multiphase Pump Module
Water Disposal 1

Vincent's phased sub-sea development will deliver oil to a double hulled disconnectable FPSO.


LNG Processing
Plant 'Site B'
NWS
Gas Plant
Storage and Loading
Facilities 'Site A'
King Bay
Supply Base
Pipeline
207km to Pluto

Pluto development schematic: gas will travel just under 30 kilometres to a riser platform before being exported 180 kilometres to a processing site onshore.

Creating a new project for LNG aggregation, with community collaboration.

Pluto LNG		
Interest	WA-350-P	100% *
Operator	Woodside	
Location	190 km north west of Karratha, WA	
Water depth	400 - 1,000 metres	

* Kansai Electric and Tokyo Gas each have an option to acquire a 5% interest in the Pluto development.

Woodside discovered the Pluto field in April 2005, less than two years after we were awarded the WA-350-P permit. The first appraisal well was completed in July 2005 and the decision to develop the field as an LNG project was announced a month later.

We have drawn upon our core LNG capabilities and developed strong relationships with the local community and government to rapidly progress development of Pluto. With a clear strategy, an integrated team has been able to meet all planned project milestones to date, and is on track to deliver LNG to Pluto's foundation customers, Kansai Electric and Tokyo Gas, by late 2010.

During 2006, the basis of design for Pluto facilities was completed, and front end engineering design (FEED) commenced. In December 2006, Woodside approved commitments of up to $1.4 billion for site preparation and procurement of long lead items ahead of a final investment decision. Following the granting of certain environmental and heritage approvals, site preparation for the LNG storage tanks began in early 2007.

We drilled three wells in 2006, to delineate the size and extent of the field which enabled revision of the field's contingent resource estimate. As a result, the preliminary estimate of 3.6 trillion cubic feet (Tcf) of gas was increased to 4.1 Tcf.

Woodside is planning to construct a Burrup LNG Park to process Pluto and other resource owners' gas. This will provide capital efficiencies for all gas owners in the area and will allow early commercialisation of resources which may otherwise languish. Initially, the Burrup LNG Park will have a processing capacity of five to six million tonnes per year for Pluto gas, but approvals are being sought for up to 12 million tonnes per year to allow for expansion.

With challenging cost pressures in the industry, we will use performance benchmarks of the NWSV Phase 5 expansion to ensure costs are managed. Schedule synergies between Pluto and Phase 5 will also enable transition of management, labour, suppliers and contractors.

An environmental impact assessment for the overall development, including offshore and onshore aspects, is underway under Western Australian and Australian legislation.

Financial forecasts indicate that the Pluto LNG development will create thousands of jobs, contribute over $17 billion to Australia's economy, and provide significant opportunities for local businesses.

An exciting year ahead

In 2007, Woodside plans to complete Sales and Purchase Agreements with our foundation customers and to progress shipping arrangements for Pluto gas.

Front end engineering design will be completed and site preparation activity on the LNG tank site will continue allowing for commencement of construction of the LNG plant once full environmental and heritage approvals are received later this year.

We expect to be in a position to make a final investment decision in mid 2007 to enable delivery of first LNG to Tokyo Gas and Kansai Electric by late 2010.


WA-269-P
WA-370-P
WA-350-P
Pluto
Xena
WA-353-P
WA-347 P
Woodside Operator Permit
Gas Field
Kilometres

The Xena field, discovered by Woodside in 2006 will add volumes to the Pluto development.

Best practice heritage management

The Burrup Industrial Estate, where Woodside is planning to develop the Burrup LNG Park, is located within the 27,000 hectare Dampier Rock Art Precinct*. Experts estimate that the rock art precinct may contain up to one million engravings. Most of the rock art precinct is set aside for conservation.

The Burrup LNG Park will use less than half of the 200 hectares set aside for the project, which equates to less than one percent of the Dampier Rock Art Precinct.

Our intention is to conserve rock art while developing the Burrup LNG Park. Through extensive consultation with traditional custodians, heritage experts and government agencies, the design of the LNG Park facilities has been modified to avoid heritage sites where possible. As a result, 95% of the 3,000 engravings on the Burrup LNG Park lease will be undisturbed by the development.

We will carefully relocate the remaining 150 engravings to undeveloped areas within our leases, under a cultural heritage management plan prepared in consultation with the traditional custodians.

Carnarvon Basin exploration

Woodside holds between 50 and 100% interest in a number of permits outboard from Pluto covering a total of 27,823 km^2. Water depths range from 500 to over 1,500 metres. The permits are between 20 and 250 km north west of Pluto and 200 to 500 km from Karratha. Seismic surveys and exploration drilling are planned in this area during 2007 and 2008.

Xena discovery

In September 2006, Woodside discovered the Xena field, near Pluto in the WA-350-P permit. The well intersected a gross gas column of approximately 50 metres, in good quality reservoir sand.

Xena has a contingent resource of 0.4 trillion cubic feet of dry gas. Development of the Xena field is being incorporated into the Pluto LNG development plans.

*as defined by the National Trust

Meeting Milestones for 2010 LNG delivery


Permit award
Discovery
Project announced
Xena discovery
Drill Pluto-5
Site A environmental approval
Finalise SPAs* and equity
Project environmental approval
Final Investment Decision
Meet customer agreements by end 2010
2003
2005
2006
2007

* sales and purchase agreement

Dampier Rock Art



The Burrup Peninsula and surrounding islands near Karratha in north-western Australia contain numerous rock engravings and stone arrangements created by the indigenous inhabitants of the area, dating back to the Pleistocene period almost 40,000 years ago.

Dampier Rock Art Statistics

Total Land Area of precinct	27,000 ha
Burrup Peninsula	12,000 ha
Total industrial area	3,000 ha
Pluto lease area	200 ha

Engravings in precinct*	250,000 -1,000,000
Engravings in Pluto lease area*	3,000
Engravings to be moved*	150 (<0.1%)

*Estimated number

Woodside's Pluto plant will occupy approximately 1% of the precinct and will involve the careful relocation of 150 of the area's estimated up to 1,000,000 rock engravings, in collaboration with local owners.





Both onshore and offshore development concepts are being progressed. The offshore concept design (left) involves facilities mounted on gravity based structures. Various onshore development concepts (right) are also being evaluated.

Converting large-scale LNG potential into reality.

Browse LNG		
Interest	TR/5, R/2, WA-30-R, WA-31-R, WA-32-R	50%
	WA-28-R, WA-29-R, WA-275-P	25%
Operator	Woodside	
Location	Offshore 425 km north of Broome, WA	
Water depth	up to 800 metres	

Browse is the largest of our three world-scale, greenfield potential LNG developments. We expect it to become a major contributor to our production growth and a material project for Australia as well as Woodside.

The Browse LNG development will commercialise the, Torosa, Brecknock and Calliance fields, which together are expected to contain approximately 20 trillion cubic feet of gas and 300 million barrels of condensate. Currently booked as contingent resources, this potential development could add more than 1.5 billion barrels of oil equivalent to Woodside's proved and probable reserves.

During 2006, Woodside has been working towards an improved understanding of the fields and their volumes. Three successful appraisal wells drilled during the year have confirmed field boundaries and reservoir quality of these fields. Additional seismic acquired during 2005/2006 in the open water area to the north east of Torosa has helped us to plan the location of appraisal wells.

Brecknock-3 was drilled mid 2006. The Torosa-3 and Torosa-1 wells, reached their main reservoir objectives in October and late December, respectively. Torosa-2 was spudded in early January 2007.

Extensive bathymetric, geotechnical and metocean surveys including coring, have been carried out to provide the necessary seabed topography, formation strength and ocean current information necessary for pipeline, foundation and facilities design.

During 2007, appraisal activities will focus on delineating and proving up additional gas to reduce uncertainty and allow sizing of LNG train and plant facilities. Up to four more appraisal wells will be drilled, and one additional three dimensional seismic survey is planned.

Woodside has long recognised the conservation value of Scott Reef, which lies over a significant part of the Torosa gas field. We fully understand the challenges of, and the need to protect the reef from any negative impact arising from appraisal and development activities in the area. For over 10 years we have co-funded comprehensive research on the entire reef system which continues, with the objective of gaining a detailed understanding of the physical and biological characteristics of the reef. This will support the development of appropriate environmental management measures required for future development activity at Scott Reef.

Research, which has included studies on corals, water quality, fish communities and cetaceans such as whales, is expected to continue through 2007. The approach to these studies and the conclusions drawn from them will be reviewed by independent and internationally recognised experts in reef habitat management and protection.

Woodside is maturing offshore and onshore development concepts in parallel, to ensure identification of the optimal technical, commercial and sustainable solution for field development.


Indian Ocean
WA-30-R
Torosa
North Scott Reef-1
R/2
Scott Reef
TR/5
Brecknock
WA-32-R
WA-29-R
Calliance
WA-31-R
Brecknock South-1
WA-275-P
WA-28-R
WA-378-P
0
60
Kilometres
Woodside Operator Permit
Woodside Non-Operator Permit
Gas Field

Browse : Progressing towards first LNG in 2012-14


Drill Brecknock - 2 & Calliance
Concept feasibility studies - Phase 1
Acquire 3D seismic
Appraisal drilling - 4 wells
Concept feasibility studies
Further appraisal drilling and seismic
Seismic concept selection
Start Basis of Design phase
LNG buyer interest confirmation
Reserves certification
LNG sale and purchase commitments
Environmental Approval
Final Investment Decision
First LNG cargoes
2005
2006
2007
2008-2010
2012-2014

Nan Hai VI Drilling Rig



The Nan Hai VI drilling rig which drilled the Torosa-1 and Torosa-2 appraisal wells.

The offshore base concept involves sub-sea development of two or more fields tied back to shallow water gas receiving and conditioning facilities adjacent to an offshore LNG facility on several gravity-based structures.

Alternative development concepts include possible onshore liquefaction facilities. Woodside will continue to mature both onshore and offshore liquefaction schemes to the standard necessary to support a concept selection decision, and for the preparation of the environmental approvals documents for the preferred concept.

The Browse project is targeting delivery of first LNG between 2012 and 2014.

Site Selection Process



Browse team members undertaking site evaluation activities in the Kimberley.

Sunrise LNG		
Interest	JPDA 03-19 JPDA 03-20, NT/P 55 NT/RL 2	33.44% (unitised)
Operator	Woodside	
Location	Offshore 450 km north west of Darwin, WA. 150 km south of Timor-Leste	
Water depth	75 - 750 metres	

Sunrise LNG project

The Sunrise and Troubadour fields are expected to contain approximately 8 trillion cubic feet of gas and 300 million barrels of liquids. Woodside holds 33.44% unitised interest in the fields. Since 2004 Woodside has postponed development activities pending fiscal, legal and regulatory certainty.

In April 2004, the Australian Government ratified the International Unitisation Agreement (IUA). As at year end the Timor-Leste Government had not ratified the IUA.

The Certain Maritime Arrangements in the Timor Sea (CMATS) Treaty was signed in January 2006, however the Australian and Timor-Leste Governments had not ratified the Treaty by the end of 2006.

Sunrise LNG


Timor Leste
Sunrise
Troubadour
West Timor
Joint Petroleum Development Zone
Timor Sea
Darwin
0
200
kilometres
Northern Territory
Woodside Operator Permit
Gas Field
Oil Field

Fiscal, legal and regulatory certainty is required before Sunrise LNG can progress.



Otway's well head platform is the first remotely operated production facility for Woodside in Australia which will be operated by staff at the onshore plant's central control facility.

Woodside's Australian portfolio provides a solid base and balance for global expansion.

Woodside has a substantial portfolio of assets in Australia, which provides balance for its global portfolio and ensures that a significant share of revenue is generated from a stable political and fiscal area.

Otway Gas Development		
Interest	T/L2, T/L3, VIC/L23, VIC/P43, T/30P,	51.55%
	VIC/P37(V)*	62.50%
Operator	Woodside	
Facilities	Thylacine Wellhead Platform, Otway Onshore Gas Plant, sub-sea and onshore gas and liquid pipelines.	
Location	Bass Strait, offshore Victoria 55 km south of Port Campbell	
Water depth	85-100 metres	
Project approval	May 2004	
Planned first gas	2007	
Project size	Medium	

* Origin is the operator of VIC/P37(V).

The Otway Gas Project will supply pipeline gas, LPG and condensate to Australia's east coast markets from the Thylacine and Geographe fields in offshore Victoria.

The Thylacine and Geographe fields are expected to produce 950 billion cubic feet of raw gas, resulting in 885 petajoules of sales gas, 12.2 million barrels of condensate and 1.7 million tonnes of LPG for Woodside and our joint venturers.

During 2006, the Thylacine wellhead platform, sub-sea and onshore pipelines were installed and the offshore Thylacine development wells were drilled and completed.

Commissioning of the Otway onshore gas plant has been delayed due to construction issues. The project is now targeting supply of first gas in 2007.

Community initiatives

Woodside supports a range of community events in the Otway region, with a focus on family and youth services; culture and the arts; business excellence; environmental programmes (including Landcare); and education and training.

We continued to keep local communities appraised of project activities during 2006, including regular meetings of a community reference group in Port Campbell.

Laminaria /Corallina Oil Production		
Interest	Laminaria	59.90%*
	Corallina	66.67%
	AC/L5, AC/P8	
Operator	Woodside	
Facilities	Northern Endeavour FPSO	
Location	Timor Sea 550 km north-west of Darwin, WA	
Products	Crude Oil	
Start up	November 1999	
Water depth	~340 metres	

* Interests on a post-unitisation basis, that is, after agreeing to pool Woodside's interest with other field owners and to exploit the field as a single venture.

Although the Laminaria and Corallina fields are in natural decline, the successful replacement of the Laminaria-8 and Laminaria-2 sub-sea wellheads and replacement of the Laminaria-2 sub-sea flowline during the year increased production from about 15,000 barrels per day at the start of the year to around 25,000 barrels per day during the last quarter.

Activities in 2007 will continue to concentrate on the areas of superior HSE performance, production maximisation, cost management and sub-sea reliability.


Kuda Tasi/Jahal
Laminaria Corallina
Mutineer Exeter
Legendre
Otway
Oil
Gas
Woodside's Australian assets outside greater North West Shelf, Pluto, Browse, Enfield and Sunrise areas.

Legendre Oil Production		
Interest	WA-20-L, WA-1-P	45.94%
Operator	Woodside	
Facilities	Ocean Legend Production Facility Karratha Spirit Oil Storage and Offloading tanker	
Location	Carnarvon Basin 100 km north of Karratha, WA	
Products	Crude Oil	
Start up	May 2001	
Water depth	~50 metres	

Legendre field production was increased in July following successful de-bottlenecking work on the Ocean Legend with production averaging about 7,000 barrels per day in the last quarter of 2006.

Nearby exploration wells Taj-1 and Pleiades-1 in WA-20-L and WA-1-P respectively were plugged and abandoned without encountering significant hydrocarbon accumulations.

In February 2007 Woodside signed an agreement to sell its interests in the Legendre oil field and adjacent exploration permits. The sale is subject to government and joint venture approvals and will have an effective date of 1 January 2007.

Mutineer - Exeter Oil Production		
Interest	WA-191-P, WA-26-L, WA-27-L	8.20%
Operator	Santos	
Facilities	Modec Venture 11 FPSO	
Location	~150 km north of Karratha, WA	
Products	Crude Oil	
Start up	March 2005	
Water depth	~160 metres	

During 2006, Phase Three development drilling was completed at the Santos operated Mutineer-Exeter project. Two new production wells were completed and brought on stream in June and October 2006, partially arresting natural field production decline. A third well was unsuccessful.

Portfolio

In August, Woodside tested the Huntsman-1 well in the frontier Beagle sub-basin, 350km north of Port Hedland. The well was drilled in more than 1,400m of water in WA-297-P and was dry.

Disappointing results from seismic and drilling led to the removal of Kuda Tasi / Jahal from our list of imminent production opportunities. Efforts to commercialise these discoveries will focus on adding volumes though exploration of nearby opportunities.

As part of managing the portfolio to ensure we focus on the best assets, we divested our 30% interest in the Kipper asset (Gippsland Basin) in May 2006.

Environmental management at Otway



Development of the Otway gas plant has been carefully and effectively managed to minimise the plant's footprint and protect the surrounding countryside.

Delivering value through producing every possible barrel from our existing facilities.


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Average bbl per day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Facility Production Capacity
Actual Production

This graph shows 2006 Laminaria production. We strive to ensure our actual production meets the potential production from each facility.

The Northern Endeavour FPSO



The Northern Endeavour, one of the world's largest FPSOs.


Mississippi
Louisiana
Covington
Texas
New Orleans
Houston
MEXICO
Gulf of Mexico
High Island 84
West Cameron 49
High Island 85
Sabine Pass 3
Vermilion 16
High Island 52
Eugene Island 78
Breton Sound 41
Galveston 298
High Island 119
West Cameron 489
High Island 131 #2
West Cameron 545
Ship Shoal 301
Matagorda Island 806
West Cameron 567
High Island 341
Brazos A39
Galveston 210
Matagorda Island 721
Mustang Island 804 (SI)
Atwater valley 140 (Claymore)
Atwater Valley 574 (Neptune)
Garden Banks 302 (Power Play)
Woodside Operator Permit
Woodside Non-Operator Permit
Relinquished / Sold Permit
Operator Production
Non-Operator Production
Planned Production
Discoveries

Growing Woodside's business in a proven province.

Gulf of Mexico

We expanded our offshore portfolio by acquiring the Gryphon Exploration Company in 2005, which added 15 producing fields, six field developments and interests in 118 leases, with operatorship of 95.

During 2006, we focussed on integrating the Gryphon acquisition, building up staff, re-establishing production and cashflow after hurricanes Katrina and Rita, and creating a robust integrated portfolio of leases and seismic to support our growth.

Gulf of Mexico Deep Water

Neptune Oil Project		
Interest	AT 573-575, 617, 618	WI 20%* NRI 17.50%*
Operator	BHP Billiton	
Location	275 km offshore from New Orleans, LA	
Water depth	~2,000 metres	
Project approval	July 2005	
Project size	Medium	

* WI - working interest
* NRI - net revenue interest

Woodside approved capital expenditure for our share of the Neptune oil and gas field development in 2005. The first phase of development will comprise seven sub-sea wells tied to a Tension Leg Platform with a production capacity of up to 50,000 barrels of oil per day and 50 million standard cubic feet of gas per day. At the end of 2006, development drilling was underway.

In the deep water, we participated in new discoveries of sub-salt gas at Claymore (Atwater Valley 140) and oil at Power Play (Garden Banks 302). Both discovery wells were sidetracked for evaluation purposes and further appraisal during 2007 will be carried out at Claymore. The Blackwater well (Green Canyon 246) drilled at the end of 2006 / early 2007 was plugged and abandoned as a non-commercial oil discovery.

During 2007, our exploration programme will focus on the deepwater Gulf of Mexico. This region has proven to be prolific, with significant untested acreage and new emerging trends with high potential.

During 2007, 2008, and 2009 a large number of leases will expire and with rig utilisation at 100%, access to drilling rigs will be critical. Woodside has rig contracting strategies in place to ensure we are able to test our best exploration prospects and access high quality third party opportunities.



The Jack Bates, a typical deep water drilling rig. Woodside will use deep water rigs to underpin our first drill campaign as operator in the Gulf of Mexico.

Gulf of Mexico Shelf

Despite the set-backs experienced as a result of the hurricanes in late 2005, we were able to bring production back to about 85% of pre-hurricane rates in early 2006. However, with equipment and service companies fully utilised on repairs, several of our development projects were delayed. Despite this, by the end of 2006, all but one of our development projects were on stream, bringing net production at year end up to around 8,500 barrels of oil equivalent per day.

During 2007, Woodside expects to re-establish production from Mustang Island 804 bringing total production levels towards 10,000 barrels of oil equivalent per day.

Woodside participated in drilling six shelf wells in 2006, encountering hydrocarbons in Vermillion 16, Breton Sound 41 and High Island 131.

The King Kong 3 well in Vermillion 16 was completed and brought on-stream in late April, producing at a gross rate of 10 million cubic feet per day (MMcfd) of gas and 325 barrels of condensate per day. Woodside has a 16.7% net revenue interest in this well.

We began development operations on the High Island 131 'King of the Hill' gas discovery in mid-June, with platform and pipe installation completed and first production established by late August.

Our shelf portfolio will continue to be evaluated for value creating and cashflow generating opportunities.

Production contribution

During 2006, our United States business contributed 2.6 million barrels of oil equivalent to Woodside's production.


4%
Woodside
other

USA Business Key Metrics

Financial Ratios		2006	2005
Sales Revenue	(A$ million)	157	28
Net Production	(MMboe)	2.6	0.4
Proved + Probable Reserves	(MMboe)	36.3	41.2
		Gross	*Net*
Acreage	(2006, km²)	4,915	2,908

USA 2006 highlights

- 21 producing fields
- High Island 131 – spudded January, first production August
- 120 shelf leases
- 150 deepwater leases
- Won 12 highly contested new leases at a cost of US$45 million in 2006 lease sales.

Brazil


Santos Basin Exploration
Sao Paulo
S-M-0617
S-M-0616
S-M-0506
S-M-0670
S-M-0728
S-M-0789
S-M-0675
S-M-0674
S-M-0673
Atlantic Ocean
0
100
Woodside Non-Operator Permit
Gas Field
Oil Field

In November 2006 Woodside acquired a 25% interest in nine exploration blocks in the Santos Basin in south eastern Brazil. The blocks are about 180 km south east of Sao Paulo in water depths of 150 - 1,000 metres and cover 2,060 km². Repsol-YPF is the operator.

Woodside's commitment in the first exploration term of four years covers its share of 3D acquisition and one exploration well. A one year extension of the exploration term is possible.



On the Berge Helene more than 6,000 tonnes of processed steel went in to strengthening the ship as part of turning it from a ship into a floating production, storage and offloading vessel (FPSO).

Woodside delivers first oil for Mauritania.

Mauritania

Chinguetti Oil Field		
Interest	Chinguetti EP #	47.38%
Operator	Woodside	
Facilities	Berge Helene FPSO	
Location	~80 km off the Mauritania Coast	
Water Depth	~800 metres	
Products	Crude oil	
Start up	February 2006	

Chinguetti Exclusive Perimeter, Block 4, Area B

Woodside discovered the Chinguetti field in 2001. In February 2006, Woodside began production of the Chinguetti field through the floating production storage and offloading vessel Berge Helene.

Following a production peak at approximately 75,000 bbl per day, the field began natural decline. On 29 December 2006, drilling of the Chinguetti Phase 2a infill well (Chinguetti-18) commenced. It is anticipated that the well will come onstream during first quarter 2007. At 31 December 2006 production was 22,160 bbl per day.

In 2007, Woodside will also conduct a high resolution four dimensional seismic survey over the Chinguetti field to assist with the proposed Phase 2b infill drilling programme, planned for late 2007 to optimise reservoir management over the expected field life.

Woodside announced an interim reserves downgrade in November 2006, based on reservoir performance since start-up.

In March 2006, Woodside successfully resolved a dispute with the Mauritanian Government concerning amendments to four of its offshore Production Sharing Contracts. This resolution has provided a stable commercial foundation for the future of Woodside's business in Mauritania.

Tiof Oil Field		
Interest	PSC-B	53.84%
Operator	Woodside	
Location	~90 km off the Mauritania Coast	
Water Depth	1,000 - 1,500 metres	

Our 2006 focus has been to determine the most appropriate development concept for the Tiof field, including consideration of a Tension Leg Platform, tied back to the Berge Helene. The viability of this development concept will be considered during 2007, and will be assisted by the planned acquisition of high resolution seismic over the Tiof field.

Exploration

Woodside drilled two wells in offshore Mauritania during 2006. Both Dore-1 in PSC-B (WEL 53.84%) and Colin-1 in PSC-A (53.84%) were unsuccessful.

We also participated in the drilling of Aigrette (Woodside 15%) in Block 7. While the well intersected a 20 metre oil column, the well was plugged and abandoned as a non-commercial discovery.

Nouakchott Office

Woodside has continued its commitment to the development of local resources and during 2006, increased the number of Mauritanian employees from 68 to 95. In lieu of external service providers, it almost doubled its quarterly spending with locally owned businesses and worked with the Port of Nouakchott to achieve a successful implementation of international security procedures.

Significant efforts have also been made in the area of community projects, where Woodside is working with various international agencies on projects aimed at reducing poverty and developing education.


MAURITANIA
SIERRA LEONE
LIBERIA
Africa
KENYA
Woodside Operator Permit
Woodside Non-Operator Permit
Woodside holds acreage in frontier and proven provinces.

Production contribution


10%
Woodside
other

Woodside's first production from Chinguetti supplemented Algerian Ohanet condensate and LPG volumes in 2006.

Frontier exploration

Kenya

Woodside opened an office in Nairobi to ensure that 2006 drilling operations would run safely, efficiently and with strict adherence to our Code of Conduct.

In August 2006, Woodside farmed out 20% of its interests in Blocks L-5 and L-7 to Repsol Exploration SA. On 2 December 2006, Woodside spudded the Pomboo-1 well in 2,193 metres water depth using the Chikyu drill ship. The Pomboo-1 well tested the prospectivity of Block L-5 in an untested sector of the Lamu Basin. At the end of the year, the well was still drilling. In January 2007 the well failed to encounter hydrocarbons in the objective sandstone and was plugged and abandoned.

The joint venture has deferred the drilling of the L-7 well until a new geological study has been undertaken to incorporate the Pomboo well results.

During 2006, Woodside championed the rejuvenation of a local health centre at Mokowe on Kenya's north coast. Staff raised funds to provide solar power and water pumping systems as well as essential hospital equipment for the centre.

Woodside holds a 30% interest and operates Blocks L-5 and L-7 in Kenya.

Sierra Leone

Woodside holds a 50%, non-operated interest in Blocks SL-6 and SL-7 which cover an area of 10,567 km² in water depths ranging from 50 to 400 metres. Repsol YPF operates both these leases.

During 2006, we focussed on maturing exploration prospects identified on three dimensional seismic data acquired during 2004. In 2007, Woodside will decide whether to enter the second exploration term in these leases which include a drilling commitment.

Liberia

Woodside was awarded a 100% interest and operatorship of the offshore LB-15 block in 2005 which covers 3,400 km², with water depths ranging from 50 to 4,000 metres. On ratification by the Liberian parliament Woodside will acquire two dimensional and three dimensional seismic data.

Middle East and Africa Business Key Metrics

Financial Ratios		2006	2005
Sales Revenue	(A$ million)	409	71
Net Production	(MMboe)	6.8	2.3
Proved + Probable Reserves	(MMboe)	26.1	57.8
		Gross	*Net*
Acreage	(2006, km²)	223,310	119,835

Local fishermen in Mauritania


Woodside has worked extensively with the local community to ensure that our development of Chinguetti does not negatively impact their fishing industry.

Deck workers in Kenya


Measuring the currents in the Indian Ocean in preparation for a drilling programme in Kenya.



Woodside's seismic team had mobile accommodation in the Sahara Desert to allow them to move as the survey progressed. Woodside workers were praised for leaving each area in a pristine condition after completing the surveys.

Building new business in a responsible, sustainable and safe manner.

Libya Onshore Exploration

Woodside holds an enviable portfolio of exploration acreage in the onshore Sirte and Murzuq basins of Libya. We have a 45% interest in six EPSA 3 blocks which were awarded in November 2003.

Key achievements for our Libya business in 2006 have been the completion of all seismic commitments and the start of drilling operations in the Sahara Desert. In addition 5.2 million exposure hours were completed with no significant health, safety or environmental incidents.

We have now begun drilling exploration prospects identified following the processing and interpretation of the seismic data. At the end of 2006 we had completed seven exploration wells, five of which encountered hydrocarbons.

In the Sirte basin, we acquired 2,685 line km of two dimensional land seismic data, bringing total acquisition to 4,306 line km. We have also acquired 2,764 km² of three dimensional seismic data. We drilled three exploration wells this year. Two of them encountered hydrocarbons and are being further evaluated. A fourth well was drilled at year end.

During 2007, Woodside is planning to acquire 800 km² of three dimensional seismic data in the Sirte basin to underpin maturation of further drilling prospects.

In the Murzuq Basin, Woodside has an interest in more than 11,000 km² of exploration acreage in Block NC210. During 2006, we acquired 281 km of two dimensional seismic data bringing the total seismic acquisition to 4,400 km in this area. We drilled four exploration wells, three of which found gas, and two successful appraisal wells.

Three of the gas discoveries have been suspended as potential production wells and were declared discoveries by the National Oil Corporation of Libya. These discoveries will be further appraised in 2007.

Libya Offshore Exploration

Woodside was awarded four blocks during the EPSA 4 gazettal rounds in March 2005. The offshore area is under-explored and could be an extension of the prolific onshore Sirte Basin. We hold a 55% interest in these blocks. During 2006, Woodside acquired 6,460 km of two dimensional seismic and 432 km² of three dimensional seismic data bringing total offshore seismic acquisition to 7,738 km of 2D and 1,687 km² of 3D.

Several leads have been identified, but to date, the prospectivity of this area is largely untested.

In 2007, Woodside plans to drill up to four offshore exploration wells across Blocks 35, 36, 52 and 53.

Tripoli office

Woodside aims to develop and employ local staff in all of our international operations. In Tripoli, our goal is to have 90% Libyan staff by 2010. At the end of 2006, almost 75% of Woodside's Tripoli office workforce was Libyan. Training programmes are in place and in 2006 we opened a training centre for local staff to undertake English, computer literacy training and various technical courses.

With Woodside's seismic acquisition and drilling activities spanning vast distances of remote desert, and with road traffic accidents representing our single biggest safety risk in Libya, our driving performance has been a particular focus during 2006. By year end, our staff had driven more than 9.6 million km without a fatality, and we had contributed to a road safety documentary broadcast on Libyan television.

Our corporate citizenship programme in Libya ranges from university scholarships and academic exchange programmes between Australia and Libya to contributions of sheep to disadvantaged people at Eid Al Fitr. Corporate awards for outstanding Health & Safety and Environmental performance won by the Libya staff were used to purchase computers, text books and bags for local schools.


Algiers
Mediterranean Sea
Ksar Hirane
408a
409
Tripoli
035
036
TUNISIA
053
401d
052
Ohanet North
Dimeta West
NC 205
NC 208
Askarene-Guelta
NC 206
NC 209
Ohanet South
NC 210
NC 207
ALGERIA
LIBYA
NIGER
CHAD
Woodside Operator Permit
Woodside Non-Operator Permit

Woodside has interests in both mature onshore acreage and the frontier area offshore.

Algeria Production

Ohanet Condensate and LPG		
Interest	Ohanet North Ohanet South Askarene Guelta Dimeta West	15%
Operator	BHP Billiton	
Location	Ohanet Gas Processing Plant Onshore Illizi Basin Southern Algeria	
Products	LPG and Condensate	
Start up	October 2003	

In 2006, the Ohanet Joint Venture received its full revenue entitlement of $74.2 million (net), which equals 1,396,940 barrels of condensate and 113,744 tonnes of LPG (using the 10 year average oil price at the time of initial production).

Algeria Exploration

In 2006 Woodside participated in the ODC-1 and KEN-1 wells drilled by operator Repsol YPF in permit 401d. The ODC-1 well encountered non-commercial hydrocarbons. The KEN-1 well has been declared a discovery by Sonatrach.

Woodside holds a 26.25% interest in Block 401d, which is in the Berkine Basin of Algeria, having farmed into the permit in 2002.

We also hold a 37.5% interest in the BHP Billiton operated Ksar Hirane Blocks 408a and 409. During 2006, the joint venture acquired 1,300km of two dimensional seismic data for processing and interpretation.

Tripoli business district at dusk



Woodside is developing a reputation in the region as a progressive oil and gas industry employer through its education, training and employment of locals.

Libya 2006 highlights

- 5.2 million operational exposure hours with no significant health, safety or environmental issues
- Our key safety risk – road traffic accidents managed effectively with 9.6 million km driven without fatality
- Seismic commitments in EPSA 3 & EPSA 4 completed
- 7 of 13 EPSA 3 commitment wells drilled
- 3 wells confirmed as gas discoveries
- 2 wells tested hydrocarbons to surface and require further appraisal in 2007.

Offshore Libya – image of top reservoir


Top reservoir image
60 kms

Woodside plans to drill up to four wells in the under-explored EPSA 4 acreage, offshore Libya.

Tripoli office



Woodside leases 700 m² of office space in the Corinthia Bab Africa Hotel commercial centre for its 125 (93 locals, 32 expatriates) staff.

SUSTAINABILITY

For Woodside, sustainability means delivering long-term economic performance, environmental excellence and social contribution. It is about 'how' we deliver shareholder value.

Safety and Environment Key Performance Indicators



Incidents per million hrs worked
8
7
6
5
4
3
2
1
0
02
03
04
05
2006
Frequency of Safety Incidents (TRCF)
Frequency of Environmental Incidents (REIF)

Working in a safe environment



Woodside has strict policies requiring the use of personal protective gear.

Community Partnerships



The Wirrpanda Foundation was established to promote strong role models and healthy lifestyle choices for young Aborigines.

At Woodside, sustainability is based on a foundation of ethical corporate governance, transparency and accountability. Sustainability principles guide our activities and decisions. These principles ensure that we deliver outstanding shareholder value, protect the environment and natural resources on which our business and society depend, and share the benefits with the communities that support us.

We remain committed to openly reporting our performance. For the first time, our health, safety, environment and community performance will be combined in the 2006 Woodside Sustainable Development Report, which will be available on request or from our website (www.woodside.com.au).

Health and Safety

Between 2000 and 2005, Woodside's safety performance continuously improved. In 2006, the number of hours worked increased significantly, but disappointingly so did the overall frequency of incidents and resultant injuries. A total of 153 injury cases took our recordable frequency from 3.8 to 5.1 – which is higher than the OGP (International Association of Oil and Gas Producers) average. We can, and we will do better with renewed focus on our commitment to 'no one gets hurt, no incidents'.

In 2006 the number of high potential incidents fell (i.e. those with the potential to seriously injure people), as did the number of work related illnesses. Nevertheless, the criteria used to determine a work related illness will be reviewed in 2007 to ensure industry best practice.

Environment

Woodside had 13 reportable environmental incidents in 2006. A detailed analysis of our environmental performance is contained in the Sustainable Development Report referenced above. We aim to reduce our environmental and greenhouse footprint per tonne of product across our operations, and identify areas for improvement in environmental performance. Our 2007 environment strategy will focus on five key dimensions:

- Emissions and discharges
- Resource use efficiency
- Biodiversity and ecosystems
- Culture and heritage
- Stakeholder engagement

Community Partnerships

Woodside's programme of community partnerships aims to deliver better social, environmental and economic outcomes for the communities in which we operate. During 2006, $8 million was committed to support a diverse range of projects in Australia, Africa, the US and Timor-Leste.

In addition to numerous local partnerships, we also maintain flagship Australian partnerships with organisations such as the Royal Flying Doctor Service, the University of Western Australia and the David Wirrpanda Foundation.

In 2006, we introduced a Workplace Giving Programme to encourage staff to donate to Australian charities directly from their pay. In addition, Woodside staff contributed significantly to help those affected by the Gulf of Mexico hurricane disaster. Employee champions continued to volunteer their leadership, expertise and enthusiasm in support of worthy charitable causes.

RESERVES

During 2006, Woodside's Proved plus Probable Reserves grew organically to 1,579.9 MMboe giving an annual Reserves Replacement Ratio of 609%. New Reserve bookings for Pluto, and to a lesser extent Persephone and Pemberton in the Carnarvon Basin of Australia, plus the Claymore and PowerPlay discoveries in the Gulf of Mexico, USA, more than offset the 2006 production and Reserve downgrades, including those at Chinguetti and Enfield.

While we have not yet taken a final investment decision with respect to Pluto, we have sufficient confidence in its commercialisation to book reserves associated with volumes to be sold to Tokyo Gas and Kansai Electric.

Only 22% of Woodside's Proved plus Probable Reserves are currently developed, providing us with a solid 24 years Reserve life. Contingent Resources reduced due to the transfer of Pluto volumes to Reserves in 2006.

We report our hydrocarbon resources using definitions and guidelines prepared by the Society of Petroleum Engineers Inc. and the World Petroleum Congress 1997. Peer companies who have shares listed in the United States report reserves under an alternate standard mandated by the Securities and Exchange Commission.

Estimates are prepared in accordance with Woodside's Hydrocarbon Resource Inventory Management Process and are subject to internal and external review. Currently, about 95% of our Proved Reserves have been externally verified within the past four years. Woodside's detailed 2006 Reserves Report is available on the *Announcements* section of our website (www.woodside.com.au).

Hydrocarbon Reserves reconciliation from 31 December 2005 to 31 December 2006

Woodside Share	Proved Reserves				Proved Plus Probable Reserves			
	Dry Gas Bcf	Cond. MMbbl	Oil MMbbl	Total MMboe	Dry Gas Bcf	Cond. MMbbl	Oil MMbbl	Total MMboe
Reserves Year-End 2005	**3,526**	**88.9**	**192.0**	**899.6**	**4,672**	**129.7**	**294.5**	**1,243.8**
Improved Recovery	0	0.0	0.0	0.0	0	0.0	0.0	0.0
Revisions of Previous Estimates	89	0.7	-42.5	-26.3	-303	-11.6	-53.2	-117.8
Extensions and Discoveries	2,046	25.9	0.6	385.5	2,761	34.9	0.7	519.9
Acquisitions and Divestments	0	0.0	0.0	0.0	0	0.0	0.0	0.0
Annual Production	-209	-8.4	-20.9	-66.0*	-209	-8.4	-20.9	-66.0*
Reserves Year-End 2006	**5,452**	**107.1**	**129.3**	**1,192.8**	**6,921**	**144.6**	**221.1**	**1,579.9**
Annual Reserves Replacement Ratio	1021%	315%	-201%	544%	1176%	276%	-251%	609%
Excluding Acquisitions, Divestments	1021%	315%	-201%	544%	1176%	276%	-251%	609%

Small differences are due to rounding.

Hydrocarbon Contingent Resource reconciliation 31 December 2005 to 31 December 2006*

MMboe	Year End 2005	Transfers to Reserves	Revisions	Extensions & Discoveries	Acquisitions & Discoveries	Year End 2006
Australia						
Greater North West Shelf	812	-497	49	83	0	447
Northern Australia	2,485	0	1	0	0	2,486
South East Australia	47	0	0	0	-30	17
Papua New Guinea	26	0	0	0	0	26
Africa	221	0	-59	0	0	162
United States of America	3	0	0	0	0	3
Total	3,594	-497	-9	83	-30	3,141

Woodside's 2006 Proved plus Probable Reserves



Developed
21%
Undeveloped
other
48%
Pluto
31%

Total undeveloped reserves are 79%



Proved and Probable
Proved
1800
1400
1000
600
200
(MMboe)
1,580
1,193
02
03
04
05
2006
05
2006
Dry gas
Oil
Condensate

The information contained in this Reserve Statement has been complied by Mr Ian F Sylvester, Chief Reservoir Engineer and full-time employee of the company. Mr Sylvester's qualifications include a Master of Engineering (Petroleum Engineering) degree from the Imperial College, University of London, England and more than 18 years of relevant experience. Mr Sylvester has consented in writing to the inclusion of this information in this report.

* for further information refer to Woodside's 2006 Reserves Report.

Executive Committee



Rob Cole

General Counsel, *BSc, LLB*
Rob joined Woodside in 2006 following an extensive career spanning over 20 years with Mallesons Stephen Jaques, where he was partner in charge of the Perth office from 2003.

Eve Howell

Director North West Shelf, *BSc, MBA*
Eve joined Woodside in 2006, bringing 39 years of international and local experience to the company. She has held senior positions in several companies, most recently, Managing Director of Apache Energy in Australia.

Keith Spence

Director Enterprise Capability, *BSc*
Keith had an 18 year career with Shell, prior to joining Woodside in 1998. An explorer by background, Keith has held key roles including Acting Chief Executive Officer, and Chief Operating Officer, before taking up his current role in ensuring that the company has the right skills and culture to deliver its strategic objectives.

Don Voelte

Chief Executive Officer and Managing Director, *BSc*
Don brings more than 30 years of extensive experience across the global oil and gas industry to Woodside. During a 22 year career with Mobil, Don held a variety of roles, culminating as President, New Exploration and Producing Ventures. Don then joined Atlantic Richfield Company for three years, before taking up the roles of Director, President and CEO of Chroma Energy Inc, a private exploration and production company. Don joined Woodside as CEO and Managing Director in 2004.

Building Future Leaders

Woodside is focussed on building and retaining a talented

Woodside's Executive team combines a wealth of global experience with depth from a variety of roles across the oil and gas industry.

Effective leaders are fundamental to Woodside achieving its business goals and continually improving business performance. A comprehensive leadership and management development framework at

Senior Executives





Mark Chatterji

Chief Financial Officer

BSc, MBA

Mark has held senior finance and commercial roles over the past 10 years, including positions at Merrill Lynch in New York, Atlantic Richfield Company in Los Angeles, and Goldman Sachs in New York. He was Director of Mergers and Acquisitions at Woodside for two years before taking up the role of Chief Financial Officer in January 2007.

Agu Kantsler

Director Exploration and New Ventures, *BSc PhD, FTSE*

Agu had 15 years of international exploration experience with Shell, before joining Woodside in mid 1995 as General Manager and later Director of Exploration.

Dr Kantsler has been a Councillor of the Australian Petroleum Production and Exploration Association since 1996 and was Chairman from June 2000 to October 2002.

In 2005, Agu was awarded the Reg Sprigg medal by APPEA in recognition of his outstanding service to the industry over the last 25 years. In 2006, Agu was made a Fellow of The Australian Academy of Technological Sciences and Engineering.

Paul Moore

Director Development, *BSc Hons, MBA*

Paul joined Woodside in October 2005 and is accountable for Woodside's development, drilling and sub-sea activities, and additionally for Browse and Sunrise LNG businesses. Paul has 25 years international experience in upstream oil and gas developments in Europe, Africa and Asia-Pacific. His professional background is in Upstream Developments and Petroleum Engineering. He was formerly employed by Shell International, Fletcher Challenge and Santos, prior to joining Woodside.

leadership team as well as a high quality workforce.

Woodside systematically identifies leadership talent and supports and develops both current and future leaders.

We work consistently to enhance our high performance culture and to align corporate and employee performance. Woodsiders are employed and managed on the basis of competence and performance, and are encouraged to develop to their maximum potential, regardless of age, nationality, gender, religious beliefs, sexuality or other aspects of diversity.



WOODSIDE'S BOARD OF DIRECTORS

Charles B Goode, AC

Chairman, *BCom (Hons) (Melb), MBA (Columbia University), Hon LLD (Melb), Hon LLD (Monash)*

Term of office: Director since February 1988. Chairman since May 1999. Mr Goode intends to retire from the Board on 31 July 2007.

Independent: Yes. Non-Executive: Yes.

Experience: Over 35 years experience in the financial services industry. Age: 68.

Committee membership: Member of the Governance & Nominations Committee. Attends other Board committee meetings.

Current directorships:

Chair: Australia and New Zealand Banking Group Limited (director since 1991), Australian United Investment Company Ltd. (director since 1990), Diversified United Investment Limited (director since 1991) and The Ian Potter Foundation Ltd. (director since 1987).

Directorships of other listed entities within the past three years:

Director: Singapore Airlines Limited (1999 to 2006).

Donald R Voelte

Managing Director and CEO, *BSc (University of Nebraska)*

Term of office: Director since April 2004.

Independent: No. Non-Executive: No.

Experience: Over 32 years experience in the global oil and gas business, including 22 years with Mobil Corporation, three years with Atlantic Richfield Company and three years as Director, President and CEO of Chroma Energy, Inc. a private exploration and production company. Age: 54.

Jillian R Broadbent, AO

BA (Economics and Maths), Hon DLitt (UWS)

Term of office: Director since June 1998.

Independent: Yes. Non-Executive: Yes.

Experience: Extensive experience in the finance sector, principally as a senior executive of Bankers Trust Australia.

Committee membership: Chair of the Human Resources & Compensation Committee. Member of the Audit & Risk Committee. Age: 58.

Current directorships:

Chair: The National Institute of Dramatic Art (since 2005).

Director: Coca-Cola Amatil Limited (since 1999) and Special Broadcasting Service (since 2002).

Board Member: Reserve Bank of Australia (since 1998).

Directorships of other listed entities within the past three years:

Director: Westfield Management Limited (2002 to 2004) and Westfield America Management Limited (2002 to 2004).

Ashton T Calvert, AC

BSc (Hons) (Tas), DPhil (Maths) (Oxon), Hon DSc (Tas)

Term of office: Director since September 2005.

Independent: Yes. Non-Executive: Yes.

Experience: Secretary of the Australian Department of Foreign Affairs and Trade (1998 to 2005). Director of The Australian Trade Commission (1998 to 2005), The Export Finance and Insurance Corporation (1998 to 2005) and The Australian Strategic Policy Institute Limited (2001 to 2005). Served as Ambassador to Japan between 1993 and 1998. Senior adviser in the Office of the Prime Minister from 1991 until 1993. Age: 61.

Committee membership: Chair of the Governance & Nominations Committee. Member of the Human Resources & Compensation Committee.

Current directorships:

Director: Rio Tinto Limited (since 2005) and Rio Tinto plc. (since 2005).

Russell R Caplan

LLB (Melb), FAICD

Term of office: Director since February 2006.

Independent: No. Non-Executive: Yes.

Experience: 38 year career with Shell including senior vice president of Shell's global downstream leadership team based in London, prior to becoming Chairman of the Shell group of companies in Australia in February 2006. Age: 60.

Committee membership: Member of the Governance & Nominations and Human Resources & Compensation Committees.

Current directorships:

Chair: Shell Australia Limited (since 2006) and Australian Institute of Petroleum (since 2006).

Jakob Stausholm

Ms Economics

Term of office: Director since June 2006.

Independent: No. Non-Executive: Yes.

Experience: Held a series of senior appointments with Shell during a 17 year career with the company, including chief internal auditor of Royal Dutch Shell plc. for four years before becoming Vice President Finance for Shell Exploration and Production in the Asia Pacific. Age: 38.

Committee membership: Member of the Audit & Risk Committee.



Charles Goode | Don Voelte | Jillian Broadbent | Ashton Calvert | Russell Caplan | Jakob Stausholm

Michael A Chaney, AO

BSc, MBA, Hon LLD (UWA), FAIM, FAICD

Term of office: Director since November 2005. Mr Chaney will succeed Mr Goode as Chairman following Mr Goode's retirement on 31 July 2007.

Independent: Yes. **Non-Executive**: Yes.

Experience: 22 years with Wesfarmers Limited, including Managing Director and CEO from 1992 to 2005. Three years with investment bank Australian Industry Development Corporation (1980 to 1983) and prior to that, eight years as a petroleum geologist working on the North West Shelf and in the USA and Indonesia. **Age**: 56.

Committee membership: Member of the Human Resources & Compensation Committee.

Current directorships:

Chair: National Australia Bank Limited (director since 2004), Gresham Partners Holdings Limited (director since 1985) and Australian Research Alliance for Children and Youth Limited (since 2002).

Director: The Centre for Independent Studies Ltd (since 2000).

Chancellor: University of Western Australia (since 2006).

President: Business Council of Australia (since 2005).

Directorships of other listed entities within the past three years:

Director: Wesfarmers Limited (1984 to 2005), BHP Billiton Limited (1995 to 2005) and BHP Billiton plc. (2001 to 2005).

Erich Fraunschiel

BCom (Hons) (UWA)

Term of office: Director since December 2002.

Independent: Yes. **Non-Executive**: Yes.

Experience: Over 18 years experience in senior executive positions with Wesfarmers Limited, including ten years as CFO and Executive Director. **Age**: 61.

Committee membership: Chair of the Audit & Risk Committee. Member of the Governance & Nominations Committee.

Current directorships:

Chair: The West Australian Opera Inc (director since 1999), Lumley General Insurance Limited (since 2003), Wesfarmers Federation Insurance Limited (since 2002) and Australian International Insurance Limited (since 2006). (The three insurance entities are subsidiaries of Wesfarmers Limited.)

Director: WorleyParsons Limited (since 2003), West Australian Newspapers Holdings Limited (since 2002), Rabobank Australia Limited (since 2003) and The WCM Group Ltd. (since 2005).

Directorships of other listed entities within the past three years:

Director: Foodland Associated Limited (2002 to 2004).

Andrew Jamieson, OBE

C. Eng., F.I. Chem E.

Term of office: Director since February 2005.

Independent: No. **Non-Executive**: Yes.

Experience: Executive Vice President Gas and Projects of Shell Gas and Power International B.V. Over 30 years experience with Shell in Europe, Australia and Africa. From 1997 to 1999 Mr Jamieson was seconded to Woodside Energy Ltd. as General Manager North West Shelf Venture. **Age**: 59.

Pierre JMH Jungels, CBE

PhD (Geophysics and Hydraulics) (Caltech)

Term of office: Director since December 2002.

Independent: Yes. **Non-Executive**: Yes.

Experience: Former CEO of Enterprise Oil plc. and President of the Institute of Petroleum. Over 30 years experience in the international oil and gas industry. **Age**: 63.

Committee membership: Member of the Human Resources & Compensation Committee.

Current directorships:

Chair: Offshore Hydrocarbon Mapping plc. (director since 2004), Rockhopper Exploration plc. (since 2005) and Oxford Catalyst Ltd. (since 2006).

Director: Imperial Tobacco Group PLC. (since 2002) and Baker Hughes Inc. (since 2006).

Directorships of other listed entities within the past three years:

Director: Offshore Logistics Inc. (2002 to 2006).

David I McEvoy

BSc (Physics), Grad Dip (Geophysics)

Term of office: Director since September 2005.

Independent: Yes. **Non-Executive**: Yes.

Experience: 34 year career with ExxonMobil involving extensive international exploration and development experience. **Age**: 60.

Committee membership: Member of the Audit & Risk and Governance & Nominations Committees.

Current directorships:

Director: Innamincka Petroleum Ltd. (since 2002), Po Valley Energy Ltd. (since 2004) and Australian Worldwide Exploration Limited (since 2006).


Michael Chaney


Erich Fraunschiel


Andrew Jamieson


Pierre Jungels


David McEvoy

Contents

1 Corporate Governance at Woodside

Woodside is committed to a high level of corporate governance and fostering a culture that values ethical behaviour, integrity and respect.

This statement reports on Woodside's key governance principles and practices. These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and best practice in corporate governance.

The company, as a listed entity, must comply with the Corporations Act 2001 (Cwlth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules require the company to report on the extent to which it has followed the Best Practice Recommendations contained in the ASX Corporate Governance Council's *Principles of Good Corporate Governance and Best Practice Recommendations (March 2003)*.

Details of Woodside's compliance with the ASX Best Practice Recommendations are set out below. A checklist cross-referencing the ASX Best Practice Recommendations to the relevant sections of this statement and the Remuneration Report is provided on page 39 of this report and is published in the corporate governance section of Woodside's website (www.woodside.com.au).

Woodside believes that, throughout the 2006 year and to the date of this report, it has complied with all the Best Practice Recommendations.

2 Board of Directors

2.1 Board Role and Responsibilities

ASX Best Practice Recommendation 1.1

The Board has approved a formal Board Charter which details the Board's role, powers, duties and functions. The central role of the Board is to set the company's strategic direction, to select and appoint a CEO and to oversee the company's management and business activities.

In addition to matters required by law to be approved by the Board, the following powers are reserved to the Board for decision:

- the appointment and removal of the CEO and the Company Secretary and determination of their remuneration and conditions of service;
- approving the appointment and removal of executives who report directly to the CEO (together with the remuneration and conditions of service of executives reporting directly to the CEO);
- approving senior management succession plans and significant changes to organisational structure;
- authorising the issue of shares, options, equity instruments or other securities;
- authorising expenditures which exceed the CEO's delegated authority levels;
- approving strategic plans and budgets;
- approving the acquisition, sale or cessation of significant businesses;

- approving annual and half-year reports and disclosures to the market that contain or relate to financial projections, statements as to future financial performance or changes to the policy or strategy of the company;
- approving policies of company-wide or general application;
- authorising borrowings, other than in the ordinary course of business, and the granting of security over the company or any of its assets;
- the appointment of Directors who will come before shareholders for election at the next AGM; and
- establishing procedures which ensure that the Board is in a position to exercise its powers and to discharge its responsibilities as set out in the Board Charter.

The Board also recognises its responsibilities to Woodside's employees, the communities and environments with which Woodside interacts and, where relevant, other stakeholders.

Other than as specifically reserved to the Board in the Board Charter, responsibility for the management of Woodside's business activities is delegated to the CEO who is accountable to the Board. The Board Charter and the delegation of Board authority to the CEO are reviewed regularly.

A copy of the Board Charter is available in the corporate governance section of Woodside's website.

2.2 Board Composition

ASX Best Practice Recommendations 2.1, 2.2, 2.3, 2.5

Details of the Directors in office at the date of this report, including their qualifications, experience, date of appointment and their status as non-executive, independent or executive Directors, are set out on pages 28 to 29.

The Board considers that the non-executive Directors collectively bring the range of skills, knowledge and experience necessary to direct the company.

In assessing the composition of the Board, the Directors have regard to the following principles:

- the Chairman should be non-executive, independent and an Australian citizen or permanent resident;
- the role of the Chairman and the CEO should not be filled by the same person;
- the CEO should be a full-time employee of the company;
- the majority of the Board should comprise Directors who are both non-executive and independent;
- the Board should represent a broad range of qualifications, experience and expertise considered of benefit to the company; and
- the number of Shell-nominated Directors, as a proportion of the Board, should normally be in the proportion that Shell's holding of fully paid ordinary shares in the company bears to all of the issued fully paid ordinary shares in the company.

It is the Board's current view that the appropriate composition of the Board is nine non-executive Directors and the CEO. This number may be increased (providing it does not exceed 15) where it is felt that additional expertise is required in specific areas, where an outstanding candidate is identified or to ensure a smooth transition between outgoing and incoming non-executive Directors.

At present there are ten non-executive Directors to allow for a smooth transition between Mr Charles Goode's retirement as Chairman and the appointment of his successor, Mr Michael Chaney. The number of non-executive Directors will reduce to nine upon the retirement of Mr Goode on 31 July 2007.

2.3 Director Independence

ASX Best Practice Recommendation 2.1

The independence of a Director is determined in accordance with Woodside's Policy on Independence of Directors, a copy of which is available in the corporate governance section of Woodside's website.

The policy provides that the test for independence is whether the Director is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In making this assessment, the Board considers all relevant facts and circumstances.

To assist the assessment process, the Board has adopted certain thresholds which, if exceeded in relation to a Director, must be taken into account in determining whether or not the Director is independent in the sense described above. Two thresholds relate to whether or not the Director is, or associated with, a material supplier or customer of Woodside. For these purposes, material customer and material supplier are defined as follows:

a) a material customer is a customer of Woodside which accounts for more than 2% of Woodside's consolidated gross revenue; and

b) a supplier is material if Woodside accounts for more than 2% of the supplier's consolidated gross revenue.

A third threshold relates to whether or not the Director has served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Woodside. For this purpose a threshold of ten years is stipulated.

The Governance & Nominations Committee reviews the independence of Directors before they are appointed, and on an annual basis, and reports its conclusions to the Board.

The Board has considered the associations of each of the ten non-executive Directors in office at the date of this report and has determined that, except for the three Shell nominated Directors, each of the non-executive Directors is independent.

2 Board of Directors (continued)

The three non-executive Directors who are not considered to be independent are current executives of Shell, which is a substantial shareholder of the company. For the vast majority of decisions made by the Board, the three Shell nominated Directors bring substantial global oil and gas industry expertise to the Board. The Board considers that the value of this expertise outweighs any issues associated with those Directors not having "independent Director" status.

None of the non-executive Directors is considered to have business or other relationships that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their independent judgement, except in the case of the three Shell nominated Directors in matters where Shell may have an interest. None of the non-executive Directors has ever been employed by Woodside other than Dr Jamieson, who was seconded to Woodside as General Manager NWS Venture from 1997 to 1999, Mr Chaney, who was employed by Woodside as a petroleum geologist in the 1970s and Mr Caplan, who was previously a non-executive Director from 1988 to 1990.

Mr Goode has served as a member of the Board for 19 years. The Board has concluded that notwithstanding this period of service, Mr Goode retains his independence of judgement and ability to act in the best interests of the company. Mr Goode will retire from the company on 31 July 2007.

Mr Fraunschiel serves on the board of directors of WorleyParsons Limited, a supplier of engineering services to Woodside. The value of services provided by the WorleyParsons Limited group of companies to Woodside in 2006 exceeded the Board's materiality threshold relating to suppliers. The Board, having regard to the nature and value of the commercial relationship between Woodside and WorleyParsons Limited and the materiality criteria set out above, is satisfied that Mr Fraunschiel remains independent. Where a matter involving WorleyParsons Limited comes before the Board, the Directors' Conflict of Interest Guidelines apply.

Certain non-executive Directors hold directorships or executive positions in companies with which Woodside has commercial relationships. Details of other directorships and executive positions held by non-executive Directors are set out on page 28 to 29 of this report.

The independence status of Directors standing for election or re-election is identified in the notice of Annual General Meeting. If the Board's assessment of a Director's independence changes, that change will be disclosed immediately to the market.

2.4 Conflicts of Interest

The Board has approved Directors' Conflict of Interest Guidelines which apply if there is, or may be, a conflict between the personal interests of a Director, or the duties a Director owes to another company, and the duties the Director owes to Woodside. A Director with an actual or potential conflict of interest in relation to a matter before the Board does not receive the Board papers relating to that matter and when the matter comes before the Board for discussion, the Director withdraws from the meeting for the period the matter is considered and takes no part in the discussions or decision-making process.

Minutes reporting on matters in which a Director is considered to have a conflict of interest are not provided to that Director. However, the Director is given notice of the broad nature of the matter for discussion and is updated in general terms on the progress of the matter.

2.5 Board Succession Planning

ASX Best Practice Recommendation 2.5

The Board manages its succession planning with the assistance of the Governance & Nominations Committee. The committee reviews annually the size and composition of the Board and the mix of existing and desired competencies across members and reports its conclusions to the Board. Where the committee identifies existing or projected competency gaps, it recommends a succession plan to the Board that addresses those gaps.

The Governance & Nominations Committee is also responsible for evaluating Board candidates and recommending individuals for appointment to the Board. Criteria considered by the Governance & Nominations Committee when evaluating prospective candidates is contained in the committee's charter. The Board may engage an independent recruitment firm to undertake a search for suitable candidates. Directors may be appointed by the Board subject to shareholder election at the next AGM.

Prior to appointment, preferred candidates must disclose to the Chairman the nature and extent of their other appointments and activities. Candidates must also demonstrate that they understand what is expected of them and confirm that they are willing to make the necessary commitments, and will have available the time required, to discharge their responsibilities as a Director.

A copy of the Governance & Nominations Committee charter and a description of Woodside's procedure for the selection and appointment of new Directors is available in the corporate governance section of Woodside's website.

2.6 Directors' Retirement and Re-election

Non-executive Directors must retire at the third AGM following their election or most recent re-election. At least one non-executive Director must stand for election at each AGM. Any Director appointed to fill a casual vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

Board support for a Director's re-election is not automatic and is subject to satisfactory Director performance (in accordance with the evaluation process described in section 2.8 below) and the continuing satisfaction of the selection criteria and other requirements of the Board and the Governance & Nominations Committee.

Notices of AGMs at which Directors are standing for election or re-election provide details of Directors' qualifications, skills, experience, their time in office, other directorships, and a statement as to whether the Board recommends their election or re-election.

2.7 Terms of Appointment, Induction Training and Continuing Education

All new Directors are required to sign and return a letter of appointment which sets out the key terms and conditions of their appointment, including duties, rights and responsibilities, the time commitment envisaged and the Board's expectations regarding their involvement with committee work.

Induction training is provided to all new Directors. It includes a comprehensive induction manual, meetings with the CEO and key executives, information on key corporate and Board policies and the option to visit Woodside's principle operations either upon appointment or with the Board during its next inspection tour.

All Directors are expected to maintain the skills required to discharge their obligations to the company. Directors are encouraged to undertake continuing professional education including industry seminars and approved education courses. These are paid for by the company where appropriate. In addition, the company provides the Board with regular educational information papers and presentations on industry-related matters and new developments with potential to affect Woodside.

2.8 Board Performance Evaluation

ASX Best Practice Recommendation 8.1

The Governance & Nominations Committee is responsible for determining the process for evaluating Board performance. Evaluations are conducted every year and have produced improvements in Board processes and overall efficiency.

The Board performance evaluation process is conducted by way of questionnaires appropriate in scope and content to effectively review:

- the performance of the Board and each of its committees against the requirements of their respective charters;
- the individual performance of the Chairman and each Director; and
- the procedures of the Board with a view to continuous improvement.

The questionnaires are completed by each Director and the responses compiled by an external consultant. The reports on Board and committee performance are provided to all Directors and discussed at meetings of the Governance & Nominations Committee and Board. The report on the Chairman's performance is provided to the Chairman, the Chair of the Governance & Nominations Committee and one other member of that committee for discussion. A summary of the discussion is reported to the Board. The report on each individual Director is provided to the individual and copied to the Chairman. The Chairman is responsible for discussing with each Director the findings of the report.

The performance of each Director retiring at the next AGM is taken into account by the Governance & Nominations Committee in making its recommendation as to whether or not the Board should support the re-election of the Director.

The Human Resources & Compensation Committee reviews and makes recommendations to the Board on the criteria for, and the evaluation of, the performance of the CEO.

A description of the company's process for performance evaluation of the Board, its committees and individual Directors is available in the corporate governance section of Woodside's website. The Remuneration Report on pages 42 to 52 addresses the process for the performance evaluation of key executives, including the CEO.

2.9 Board Access to Information and Independent Advice

ASX Best Practice Recommendation 2.5

Subject to the Directors' Conflict of Interest Guidelines referred to in section 2.4, Directors have direct access to members of company management and to company information in the possession of management.

The Board has agreed a procedure under which Directors are entitled to obtain independent legal, accounting or other professional advice at the company's expense. Directors are entitled to reimbursement of all reasonable costs where such a request for advice is approved by the Chairman. In the case of a request made by the Chairman, approval is required by the Chair of the Governance & Nominations Committee.

2.10 Directors' Remuneration

Details of remuneration paid to Directors (executive and non-executive) are set out in the Remuneration Report on pages 42 to 52. The Remuneration Report also contains information on the company's policy for determining the nature and amount of remuneration for Directors and senior executives and the relationship between the policy and company performance.

2 Board of Directors (continued)

2.11 Chairman

ASX Best Practice Recommendations 2.2, 2.3

The Chairman of the Board, Mr Charles Goode, is an independent, non-executive Director and a resident Australian citizen. The Chairman is responsible for leadership of the Board, for the efficient organisation and conduct of the Board's function and for the promotion of relations between Board members and between Board and management that are open, cordial and conducive to productive co-operation. The Chairman's responsibilities are set out in more detail in the Board Charter, which is available in the corporate governance section of Woodside's website.

Mr Goode is also Chairman of Australia and New Zealand Banking Group Limited (ANZ). The Board considers that neither his Chairmanship of ANZ, nor any of his other commitments (listed on page 28 of this report), interfere with the discharge of his duties to the company. The Board is satisfied that he commits the time necessary to discharge his role effectively.

2.12 Company Secretaries

Details of the Company Secretaries are set out on page 40 in the Directors' Report. The appointment and removal of a Company Secretary is a matter for decision by the Board. The Company Secretaries are responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

2.13 Board Meetings

ASX Best Practice Recommendations 2.5

During the year ended 31 December 2006, the Board held six scheduled and two unscheduled Board meetings. Generally, scheduled Board meetings run over two days. Each year the Board also holds a strategic planning session in conjunction with a mid-year Board meeting. Details of Directors' attendance at Board and committee meetings are set out in table 1 on page 35 of this report.

The Chairman, in conjunction with the CEO and the Company Secretary, sets the agenda for each meeting. Any Director may request matters be included on the agenda. Members of senior management attend meetings of the Board by invitation, but sessions are also scheduled at each formal Board meeting for non-executive Directors to meet without management present.

Copies of Board papers are circulated in advance of the meetings in either electronic or hard copy form. Directors are entitled to request additional information where they consider further information is necessary to support informed decision-making.

The Board works to an annual agenda encompassing periodic reviews of Woodside's operating business units, statutory obligations, business approvals and other responsibilities identified in the Board Charter.

3 Committees of the Board

3.1 Board Committees, Membership and Charters

ASX Best Practice Recommendations 2.4, 2.5, 4.2, 4.3, 4.4, 4.5, 9.2, 9.5

The Board has established three standing committees to assist in the discharge of its responsibilities. These are the:

- Audit & Risk Committee;
- Governance & Nominations Committee; and
- Human Resources & Compensation Committee.

Each committee's charter, detailing its role and duties, is available in the corporate governance section of Woodside's website. The committee charters are reviewed annually.

The composition of each committee and the attendance of members at meetings held during the year, is set out in table 1 on page 35 of this report.

All Directors are entitled to attend meetings of the standing committees. Papers considered by the standing committees are available on request to Directors who are not on that committee. Minutes of all standing committee meetings are provided to all Directors and the proceedings of each meeting are reported by the Chair of the committee at the next Board meeting. All Directors may, through the Chair of the committee, recommend the inclusion of specific topics on a committee agenda.

Ad hoc committees are convened to address major transactions or other matters calling for special attention.

In April 2006 the Board resolved not to extend the term of the Shell Relationship Committee, which was formed as an ad hoc committee in August 2000, past its expiry date of 30 June 2006. The purpose of the committee was to provide a forum in which Directors could discuss, in the absence of Shell-nominated Directors, matters relating to the ongoing relationship with Shell. No meetings of the committee were held during the year.

3.2 Audit & Risk Committee

ASX Best Practice Recommendations 4.2, 4.3, 4.4, 4.5

The role of the Audit & Risk Committee is to assist the Board to meet its oversight responsibilities in relation to the company's financial reporting, compliance with legal and regulatory requirements, internal control structure, risk management procedures and the internal and external audit function. In doing so, it is the committee's responsibility to maintain free and open communication between the committee and the external auditors, the internal auditors and the management of Woodside.

The external auditors, the Chairman, the CEO, the CFO, the Group Financial Controller and the General Auditor attend Audit & Risk Committee meetings by invitation. The committee meets with the external auditors at regular scheduled sessions without management present.

Table 1 - Directors in office during 2006 and their attendance at meetings.

Director	Board		Audit & Risk Committee		Human Resources & Compensation Committee		Governance & Nominations Committee	
	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]
Executive Director								
DR Voelte (CEO)	8	8	6	6[3]	5	5[3]	4	4[3]
Non Executive Directors								
CB Goode (Chairman)			6	5[3]	5	5[3]	4	3
JR Broadbent	8	6[4]	6	4				
AT Calvert	8	7			5	5		
RR Caplan[5]	7	6[4]			3	3	3	3
MA Chaney	8	8	1	1	5	5		
E Fraunschiel	8	8					4	4
A Jamieson	8	8						
PJMH Jungels	8	8			5	4		
DI McEvoy	8	8	6	6			4	4
J Stausholm[6]	5	4[4]	4	4				
RES Argyle[7]	3	3	1	1			1	1
PM van Rossum[8]	1	1	1	1				
TN Warren[9]	1	1			2	2	1	1

Legend:


Current member
Prior member

Notes:

(1) 'Held' indicates the number of meetings held during the period of each Director's tenure.

(2) 'Attended' - indicates the number of those meetings attended by the Director.

(3) Indicates the number of meetings attended at the invitation of the committee.

(4) These three Directors were travelling overseas when one unscheduled Board meeting was called at short notice.

(5) Mr RR Caplan (appointed 15 February 2006).

(6) Mr J Stausholm (appointed 20 June 2006).

(7) Mr RES Argyle (retired 12 April 2006).

(8) Mr PM van Rossum (resigned 15 February 2006).

(9) Mr TN Warren (retired 15 February 2006).

3.3 Governance & Nominations Committee

ASX Best Practice Recommendations 2.4, 2.5

The role of the Governance & Nominations Committee is to assist the Board to meet its oversight responsibilities in relation to the company's governance practices and to review Board composition and Board succession planning.

The CEO and the General Counsel attend Governance & Nominations Committee meetings by invitation.

3.4 Human Resources & Compensation Committee

ASX Best Practice Recommendations 9.2, 9.5

The role of the Human Resources & Compensation Committee is to assist the Board in establishing human resources and compensation policies and practices which:

- enable the company to attract, retain and motivate employees who achieve operational excellence and create value for shareholders;
- enable the company to attract talented Directors;
- reward employees fairly and responsibly, having regard to the results of the group, individual performance and general remuneration conditions;
- reflect best practice in people development while meeting Woodside's business needs; and
- comply with the relevant provisions of the ASX Listing Rules and the Corporations Act.

The Chairman, the CEO and the General Manager Human Resources attend Human Resources & Compensation Committee meetings by invitation.

4 Promoting Responsible and Ethical Behaviour

4.1 Code of Conduct and Whistleblower Policy

ASX Best Practice Recommendations 3.1, 3.3, 10.1

Woodside has a Code of Conduct which outlines Woodside's commitment to appropriate and ethical corporate practices.

The Code of Conduct describes Woodside's mission and vision, together with the business principles approved by the Board. It also summarises Woodside's policies on matters such as confidentiality, conflicts of interest, sound employment practices, compliance with laws and regulations and the protection and proper use of Woodside's assets.

All Directors, officers and employees are required to comply with the Code of Conduct. Any breach of applicable laws, prevailing business ethics or other aspects of the Code of Conduct will result in disciplinary action. Such disciplinary action may include (depending on the severity of the breach) reprimand, formal warning, demotion or termination of employment.

A summary of the main provisions of the Code of Conduct is available in the corporate governance section of Woodside's website.

Woodside also has a Whistleblower Policy which documents Woodside's commitment to maintaining an open working environment in which employees and contractors are able to report instances of unethical, unlawful or undesirable conduct without fear of intimidation or reprisal.

The purpose of the Whistleblower Policy is to:

- help detect and address unacceptable conduct;
- help provide employees and contractors with a supportive working environment in which they feel able to raise issues of legitimate concern to them and to Woodside;
- provide an external helpline which can be used for reporting unacceptable conduct; and
- help protect people who report unacceptable conduct in good faith.

4.2 Securities Ownership and Dealing

ASX Best Practice Recommendations 3.2, 3.3

Woodside's Securities Dealing Policy is binding on all Directors, employees, contractors, consultants and advisers. This policy provides a brief summary of the law on insider trading and other relevant laws, sets out the restrictions on dealing in securities by people who work for, or are associated with, Woodside and is intended to assist in maintaining market confidence in the integrity of dealings in the company's securities.

The policy stipulates that the only appropriate time for a Director or employee to deal in the company's securities is when he or she is not in possession of price sensitive information that is not generally available to the market. A Director wishing to deal in the company's securities may only do so after first having advised the Chairman of his or her intention. A key executive wishing to deal must first notify the CEO. Confirmation of any dealing must also be given by the Director or key executive within two business days after the dealing.

Non-executive Directors, other than Shell-nominated Directors, may elect to participate in the Non-Executive Directors' Share Plan approved by shareholders at the 2000 Annual General Meeting. On-market purchases as a result of such elections are made at predetermined intervals, but only after a determination has been made that the Directors are not in possession of price-sensitive information that has not been released to the market.

Any securities dealing by Directors is notified to the ASX within five business days of the dealing.

A summary of the main provisions of the Securities Dealing Policy is available in the corporate governance section of Woodside's website.

4.3 Political Donations

The Board's policy is not to donate funds to any political party, politician, or candidate for public office in any country.

5 Shareholders

5.1 Shareholder Communication

ASX Best Practice Recommendations 6.1, 6.2

Directors recognise that shareholders, as the ultimate owners of the company, are entitled to receive timely and relevant high quality information about their investment. Similarly, prospective new investors are entitled to be able to make informed investment decisions when considering the purchase of shares.

Woodside's Shareholder Communication Policy provides that the company will communicate effectively with its shareholders and give shareholders ready access to balanced and understandable information about Woodside and its corporate proposals. The way it does this includes:

- ensuring that published financial and other statutory reports are prepared in accordance with applicable laws and industry best practice;
- ensuring the disclosure of full and timely information about Woodside's activities in accordance with the disclosure requirements contained in the ASX Listing Rules and the Corporations Act;
- providing detailed reports from the Chairman and CEO at the company's Annual General Meeting;
- placing all material information released to the market (including notices of meeting and explanatory materials) on Woodside's website as soon as practicable following release;
- ensuring that notices of meetings, annual reports and other shareholder communications are drafted clearly and concisely;
- placing the company's market announcements and financial data for the preceding three years on Woodside's website; and

- requiring the company's external auditor to attend the company's AGM and be available to answer shareholder questions about the conduct of the audit, the preparation and content of the audit report, the accounting policies adopted by the company and the independence of the auditor in relation to the conduct of the audit.

The company recognises the importance of shareholder participation in general meetings and supports and encourages that participation. The company's Annual General Meeting is webcast live and is archived for viewing on Woodside's website. In 2006 the company also made available podcasts of the Annual General Meeting.

Results briefings and investor briefings are webcast live and made available on Woodside's website. Presentation material from other major briefings or management speeches is also immediately posted to the website.

A summary of the Shareholder Communications Policy is available in the corporate governance section of Woodside's website.

5.2 Continuous Disclosure and Market Communications

ASX Best Practice Recommendations 5.1, 5.2

Woodside is committed to ensuring that shareholders and the market are provided with full and timely information and that all stakeholders have equal opportunities to receive externally available information issued by Woodside.

Woodside's Continuous Disclosure and Market Communications Policy and associated guidelines reinforce Woodside's commitment to continuous disclosure and outline management's accountabilities and the processes to be followed for ensuring compliance. The policy also describes Woodside's guiding principles for market communications.

A copy of the Continuous Disclosure and Market Communications Policy is available in the corporate governance section of Woodside's website.

6 Financial Reporting

In accordance with section 295A of the Corporations Act, the CEO and the CFO have declared in writing to the Board that the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act and the company's financial reports present a true and fair view of the group's financial position and performance and are in accordance with relevant accounting standards.

Woodside's Statement of Financial Reporting Integrity requires the inclusion of commentary on Woodside's financial results to enhance the clarity and balance of Woodside's reporting. This commentary includes information which may assist an investor to make an assessment of Woodside's activities and results.

7 External Auditor Relationship

ASX Best Practice Recommendation 4.5

In accordance with the External Auditor Policy, the Audit & Risk Committee oversees detailed External Auditor Guidelines covering the terms of engagement of Woodside's external auditor. The guidelines include provisions directed to maintaining the independence of the external auditor and in assessing whether the provision of any non-audit services by the external auditor that may be proposed is appropriate. Such provisions are referenced to the Code of Ethics published by the International Federation of Accountants (IFAC).

The External Auditor Guidelines contain a set of controls which address threats to the independence of the external auditor including, in particular, any threat which may arise by reason of self-interest, self-review, advocacy, familiarity or intimidation (all terms defined by the IFAC's Code of Ethics).

The External Auditor Guidelines classify a range of non-audit services which could potentially be provided by the external auditor as:

- acceptable within limits;
- requiring the approval of the CFO;
- requiring the approval of the Audit & Risk Committee; or
- not acceptable.

The services considered not acceptable for provision by the external auditor include:

- internal audit;
- acquisition accounting/due diligence where the external auditor is also the auditor of the other party;
- transactional support for acquisitions or divestments where the external auditor is also auditor of the other party;
- book-keeping and financial reporting activities to the extent such activities require decision-making ability and/or posting entries to the ledger;
- the design, implementation, operation or supervision of information systems and provision of systems integration services;
- independent expert reports;
- financial risk management; and
- taxation planning and taxation transaction advice.

7 External Auditor Relationship (continued)

The External Auditor Guidelines require rotation of the audit partner and audit review partner at least every five years and prohibit the reinvolvement of a previous audit partner in the audit service for two years following rotation. In addition to incorporating safeguards to ensure compliance with sections 324CI and 324CK of the Corporations Act in respect of employment of a former partner of the audit firm or member of the audit team as a Director or senior employee of Woodside, the Guidelines also require assessment of the significance of a potential threat to the external auditor's independence before any employment of a former partner or audit team member. Any employment of a member of the audit team or a partner of the audit firm also requires the approval of the Audit & Risk Committee.

Information on the procedures for the selection and appointment of the external auditor and for the rotation of external audit engagement partners is available in the corporate governance section of Woodside's website.

8 Risk Management and Internal Control

ASX Best Practice Recommendations 7.1, 7.2, 7.3

Woodside's Enterprise Risk and Internal Control Policy describes the manner in which Woodside ensures a sound system of risk oversight and management and internal control. This policy is implemented within Woodside by:

- establishing and implementing across the group a formal risk management and internal control process;
- identifying from this risk management and internal control process specific project, business unit and corporate risks which may impact upon the group;
- regularly monitoring and assessing the performance and effectiveness of the risk management and internal control process; and
- ensuring the risk management and internal control process is overseen by the Audit & Risk Committee.

The Enterprise Risk and Internal Control Policy requires Woodside's CEO and CFO to state to the Board in writing that:

- the statement given by the CEO and the CFO relating to the integrity of Woodside's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies approved by the Board; and
- Woodside's risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively in all material respects.

The company has a comprehensive programme for the identification, assessment, monitoring and management of material risks embedded in its management systems. This process is based on the Committee of Sponsoring Organisations of the US Treadway Commission (COSO) control framework for enterprise risk management. Every business unit and corporate function has a risk management section within its annual business plan. These business plans are discussed at regular performance reviews and each business unit must report annually on the application and effectiveness of the risk management process within the business unit.

The Audit & Risk Committee oversees the scope of the internal audit function, approves the appointment and dismissal of the General Auditor and has access to the internal audit group without the presence of other management. The company's internal audit group provides reports to the Audit & Risk Committee on the effectiveness of the risk-based control framework in Woodside. Woodside's internal audit group provides information to management and has all necessary access to management and information. The internal and external audit functions are separate and independent of each other.

A summary of the Enterprise Risk and Internal Control Policy is available in the corporate governance section of Woodside's website.

9 ASX Best Practice Recommendations Checklist

This table cross-references the ASX Best Practise Recommendations to the relevant sections of the Corporate Governance Statement and the Remuneration Report.

	ASX Best Practice Recommendations	Reference	Comply
Principle 1:	**Lay solid foundations for management and oversight**		
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	2.1	✓
Principle 2:	**Structure the board to add value**		
2.1	A majority of the board should be independent directors.	2.2, 2.3	✓
2.2	The chairperson should be an independent director.	2.2, 2.11	✓
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	2.2, 2.11	✓
2.4	The board should establish a nomination committee.	3.1, 3.3	✓
2.5	Provide the information indicated in Guide to reporting on Principle 2.	2.2, 2.3, 2.5, 2.9, 2.13, 3.1, 3.3	✓
Principle 3:	**Promote ethical and responsible decision-making**		
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to: 3.1.1 the practices necessary to maintain confidence in the company's integrity. 3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	4.1	✓
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	4.2	✓
3.3	Provide the information indicated in Guide to reporting on Principle 3.	4.1,4.2	✓
Principle 4:	**Safeguard integrity in financial reporting**		
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.	6	✓
4.2	The board should establish an audit committee.	3.1, 3.2	✓
4.3	Structure the audit committee so that it consists of: • only non-executive directors • a majority of independent directors • an independent chairperson, who is not chairperson of the Board • at least three members.	3.1, 3.2	✓
4.4	The audit committee should have a formal charter.	3.1, 3.2	✓
4.5	Provide the information indicated in Guide to reporting on Principle 4.	3.1, 3.2, 7	✓
Principle 5:	**Make timely and balanced disclosure**		
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	5.2	✓
5.2	Provide the information indicated in Guide to reporting on Principle 5.	5.2	✓
Principle 6:	**Respect the rights of shareholders**		
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	5.1	✓
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	5.1	✓
Principle 7:	**Recognise and manage risk**		
7.1	The board or appropriate board committee should establish policies on risk oversight and management.	8	✓
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that: 7.2.1 the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board. 7.2.2 the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	8	✓
7.3	Provide the information indicated in Guide to reporting on Principle 7.	8	✓
Principle 8:	**Encourage enhanced performance**		
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	2.8, Remuneration Report	✓
Principle 9:	**Remunerate fairly and responsibly**		
9.1	Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	Remuneration Report	✓
9.2	The board should establish a remuneration committee.	3.1, 3.4	✓
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives.	Remuneration Report	✓
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	Remuneration Report	✓
9.5	Provide the information indicated in Guide to reporting on Principle 9.	3.1, 3.4, Remuneration Report	✓
Principle 10:	**Recognise the legitimate interests of stakeholders**		
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	4.1	✓

DIRECTORS' REPORT

The Directors of Woodside Petroleum Ltd. present their report together with the Concise Financial Report of the consolidated entity, being Woodside Petroleum Ltd. and its controlled entities, for the year ended 31 December 2006.

Directors

The Directors of Woodside Petroleum Ltd. in office at any time during or since the end of the 2006 financial year are set out in table 1 on page 35. Additional information (including qualifications and experience) on the Directors is set out on pages 28 to 29 of this report.

The number of Directors' meetings held (including meetings of committees of the Board) and the number of meetings attended by each of the Directors of Woodside Petroleum Ltd. during the financial year are shown in table 1 on page 35.

Details of Director and senior executive remuneration is set out in the Remuneration Report on pages 42 to 52.

The particulars of Directors' interests in shares of the company as at the date of this report are set out in table 2 on page 41.

Principal Activities

The principal activities and operations of the group during the financial year were hydrocarbon exploration, evaluation, development, production and marketing.

Other than as previously referred to in this report, there were no other significant changes in the nature of the activities of the consolidated entity during the year.

Consolidated Results

The consolidated operating profit attributable to the company's shareholders after provision for income tax and individually significant items was $1,427.0 million ($1,107.4 million in 2005).

Review of Operations

A review of the operations of the Woodside group during the financial year and the results of those operations are set out on pages 2 to 23 of this report and in the Concise Financial Statements contained in this report.

Significant Changes in State of Affairs

The review of operations sets out a number of matters which have had an effect on the state of affairs of the consolidated entity. Other than those matters, there were no significant changes in the state of affairs of the consolidated entity during the financial year.

Events Subsequent to End of Financial Year

No events, other than those disclosed in note 7 of the Concise Financial Report have occurred subsequent to balance date which have a significant effect on the financial statements of the consolidated entity.

Likely Developments and Expected Results

In general terms, the review of operations of the group gives an indication of likely developments and the expected results of the operations.

Environmental Compliance

Woodside is subject to a range of environmental legislation in Australia and other countries in which it operates. Details of Woodside's environmental performance is provided on page 24 of this report.

Through its environmental policy, Woodside plans and performs activities so that adverse effects on the environment are avoided or kept as low as reasonably practicable.

Dividends

The Directors have declared a final dividend out of profits of the company in respect of the year ended 31 December 2006 of 77 cents per ordinary share (fully franked) payable on 28 March 2007.

A fully franked final dividend of 58 cents per ordinary share was paid to shareholders on 22 March 2006 in respect of the year ended 31 December 2005. Together with the fully franked interim dividend of 49 cents per share paid to shareholders on 20 September 2006, the total dividend paid during the 2006 year was $1.07 per share fully franked.

Woodside Petroleum Ltd. has activated the dividend reinvestment plan (DRP) that was approved by shareholders in April 2003. For the 2006 final dividend the DRP is fully underwritten and a discount of 2% will apply to the calculation of the DRP share price.

Company Secretaries

The following individuals have acted as company secretary during 2006:

Robert J Cole
BSc, LLB (Hons) (ANU)

Mr Cole holds Bachelor of Science and Bachelor of Laws degrees and is the company's General Counsel. He was appointed a secretary of the company on 11 April 2006. Mr Cole joined Woodside after 14 years as a partner of international law firm, Mallesons Stephen Jaques, the last three years as partner in charge of the Perth office.

Frances M Kernot
BCom (Hons) (UWA), Grad. Dip. CSP, CA, ACIS

Ms Kernot holds a Bachelor of Commerce degree and is a Chartered Accountant and Chartered Secretary. Ms Kernot has over 15 years experience in company secretarial, compliance and financial accounting roles. She has been employed by Woodside since September 2003 and was appointed a secretary of the company on 16 April 2004.

David R Martin
B.Juris, LLB (UWA)

Mr Martin was a secretary of the company from 21 October 2004 to 28 February 2006.

Indemnification and Insurance of Directors and Officers

The company's Constitution requires the company to indemnify each Director, secretary, executive officer or employee of the company or its wholly owned subsidiaries against liabilities (to the extent the company is not precluded by law from doing so) incurred in or arising out of the conduct of the business of the company or the discharge of the duties of any such person. The company has entered into deeds of indemnity with each of its Directors, secretaries, certain senior executives, and employees serving as officers on wholly owned or partly owned companies of Woodside in terms of the indemnity provided under the company's Constitution.

The company has paid a premium under a contract insuring each Director, secretary and executive officer of the company and its controlled entities against liability incurred in that capacity. Disclosure of the nature of the liability covered by and the amount of the premium payable for such insurance is subject to a confidentiality clause under the contract of insurance. The company has not provided any insurance for the external auditor of the company or a body corporate related to the external auditor.

Past Employment with External Auditor

The company's external auditor is Ernst & Young. Mr Michael Minosora, who was a partner of Ernst & Young when the firm conducted the Company's audit, was employed by Woodside from 3 April 2006 to 25 July 2006 as Director, Corporate Centre.

Non-Audit Services and Auditor Independence Declaration

Details of the amounts paid or payable to the external auditor of the company, Ernst & Young, for audit and non-audit services provided during the year are disclosed in note 5 to the Concise Financial Report.

Based on advice provided by the Audit & Risk Committee, the Directors are satisfied that the provision of non-audit services by the external auditor during the financial year is compatible with the general standard of independence for auditors imposed by the Corporations Act for the following reasons:

- all non-audit services were provided in accordance with Woodside's External Auditor Policy and External Auditor Guidelines; and
- all non-audit services were subject to the corporate governance processes adopted by the company and have been reviewed by the Audit & Risk Committee to ensure that they do not affect the integrity or objectivity of the auditor.

Further information on Woodside's policy in relation to the provision of non-audit services by the auditor is set out in section 7 of the Corporate Governance Statement.

The auditor independence declaration, as required under section 307C of the Corporations Act, is set out on page 41 and forms part of this report.

Proceedings on Behalf of the Company

No proceedings have been brought on behalf of the company, nor has any application been made in respect of the company under section 237 of the Corporations Act.

Rounding of Amounts

The amounts contained in this report have been rounded to the nearest one hundred thousand dollars under the option available to the company under Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998.

Signed in accordance with a resolution of the Directors.



Charles Goode, AC
Chairman
21 February 2007.



Donald Voelte
Chief Executive Officer
21 February 2007.

Table 2 - Directors' relevant interests in Woodside shares as at date of report.

Director	Relevant interest in shares
CB Goode	259,846
DR Voelte	69,404
JR Broadbent	47,355
AT Calvert	1,236
RR Caplan	-
MA Chaney	20,000
E Fraunschiel	52,702
A Jamieson	3,000
PJMH Jungels	7,893
DI McEvoy	2,500
J Stausholm	-

Auditor's Independence Declaration

In relation to our audit of the financial report of Woodside Petroleum Ltd. for the year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



G H Meyerowitz
Partner
Perth
21 February 2007.

REMUNERATION REPORT

This Remuneration Report forms part of the Directors' Report for 2006.

Woodside structure and employees

Woodside Petroleum Ltd. is the listed parent and holding company of the Woodside group of companies. The Managing Director and Chief Executive Officer (CEO), Mr Donald Voelte, is the only person employed by Woodside Petroleum Ltd. Most employees of the Woodside group of companies, including the executives who are key management personnel discussed in this Remuneration Report, are employed by Woodside Energy Ltd.

The remuneration disclosure and practices discussed in this Remuneration Report relate to both Woodside Petroleum Ltd. and the Woodside group.

Human Resources & Compensation Committee

Role and membership

The Human Resources & Compensation Committee (Committee) operates under the delegated authority of the Board. The role of the Committee and its members is described in the Corporate Governance Statement set out earlier in this report. The Committee's charter is available in the corporate governance section of Woodside's website (www.woodside.com.au).

Advisors to the Committee

The Woodside Chairman, the CEO and the General Manager Human Resources attend Committee meetings by invitation and have assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

Woodside has engaged external advisors during the year to prepare reports for the Committee on matters relating to remuneration. All information relevant to matters considered by the Committee has been made available to the Committee.

Table 3 lists those advisors who have been retained during 2006. All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Key Management Personnel

Key management personnel refers to those persons who have authority and responsibility for planning, directing and controlling the activities of Woodside Petroleum Ltd. and the Woodside group of companies, directly or indirectly, including any Director (whether executive or otherwise) of Woodside Petroleum Ltd.

Directors

The Directors of Woodside Petroleum Ltd. during 2006 are set out in table 1 on page 35.

Executives

The executives (other than the Executive Director) considered to be key management personnel of the Woodside group of companies during 2006 are set out in table 8 on page 49:

These executives include the five most highly remunerated executives within the Woodside group of companies (other than the CEO).

Executive Remuneration Policy

The Board recognises that Woodside's performance is dependent on the quality of its people. To achieve its financial and operating objectives, Woodside must be able to attract, retain and motivate highly skilled executives. Woodside's executive remuneration policy and principles have been designed to ensure that Woodside:

- provides competitive rewards that attract, retain and motivate executives of the highest calibre;
- sets demanding levels of performance which are clearly linked to an executive's remuneration;
- structures remuneration at a level that reflects the executive's duties and accountabilities and is competitive within Australia and, for certain roles, internationally;
- benchmarks remuneration against appropriate comparator groups at the 75th percentile;
- aligns executive incentive rewards with the creation of value for shareholders; and
- complies with applicable legal requirements and appropriate standards of governance.

Table 3 - Advisors retained during 2006

Advisor	Services provided to the Committee	Services provided to Human Resources	Other services provided to Woodside
Mallesons Stephen Jaques/ Blake Dawson Waldron	• Legal advice	• Legal advice	• Legal advice
Ernst & Young	-	• Taxation advice to CEO	• Audit services
Hay Group	• CEO and executive remuneration benchmarking • Executive job evaluations	• Job evaluations • Leadership development • Remuneration benchmarking	
Korn Ferry	• Non-executive Directors remuneration benchmarking	• Executive Search	
Mercer	• Non-executive Directors remuneration benchmarking • CEO remuneration benchmarking	• Remuneration and benefit trends • Superannuation Trust Management	
Stern Stewart & Co	• Advisor on Economic Value Added (EVA*) *EVA ® is a registered trademark of Stern Stewart & Co		

Woodside's policy to remunerate executives fairly and responsibly and in accordance with the Australian (and in some instances, international) market is supported by ensuring that:

- there is a clear relationship between the performance of Woodside, individual performance and remuneration;
- the policy underlying executive remuneration is openly communicated to and understood by executives; and
- the approach to executive remuneration demonstrates continuity and consistency with minimum exceptions.

Executive remuneration is reviewed annually having regard to individual and business performance against agreed financial and non financial performance measures set at the start of the year, relevant comparative information and expert advice from both internal and independent external sources.

Remuneration Structure

Woodside's remuneration structure for the CEO and executives is divided into two components:

- Fixed annual reward (FAR) which is 'not at risk'; and
- Variable annual reward (VAR), which is 'at risk' and includes a short-term incentive (STI) and a long-term incentive (LTI).

Fixed annual reward

This 'not at risk' component of executive remuneration comprises base salary, superannuation contributions and other allowances such as motor vehicle and health insurance. It is determined by the scope of each executive's role, level of knowledge, skill and experience along with their individual performance. Woodside annually reviews, forecasts and benchmarks this component of executive remuneration against appropriate market comparisons using information and advice from external consultants.

Variable annual reward

This 'at risk' component of executive remuneration is a percentage of an executive's FAR and is determined by the Board at the start of the year with reference to market comparator groups and relative to the scope of the executive's role.

The VAR component of an executive's remuneration is set in accordance with the Executive Incentive Plan (EIP). The EIP aims to reward executives for meeting or exceeding their performance targets, whilst at the same time linking the reward to the creation of long term sustainable wealth for shareholders.

The key performance measures which underpin the EIP are the executive's individual performance, Woodside Economic Value Added (Woodside EVA) and Total Shareholder Return (TSR). Woodside EVA measures the change in the value of Woodside's assets resulting from its activities during a period, over and above what is required to cover the cost of capital. TSR measures the growth in the value of the company's shares over a given period of time, plus the value of dividends and other distributions over the period.

For each performance year (1 January to 31 December), the Board sets baseline parameters for the measurement of Woodside's EVA performance and determines a base incentive pool for the relevant performance year. After the conclusion of the performance year, Woodside's EVA performance is assessed and the base incentive pool adjusted up or down depending on the Woodside EVA result to form an annual incentive pool.

Eligible executives may receive a VAR allocation from this annual incentive pool, based on an assessment of their individual performance relative to other executives. These assessments are conducted by the CEO and approved by the Board. The performance assessment for the CEO is conducted by the Board.

Each eligible executive's VAR allocation will comprise a:

- **short term incentive component**: 40% of the VAR allocation will be paid in cash in March or April following the allocation of the VAR; and
- **long term incentive component**: 60% of the VAR allocation will be allocated as Variable Pay Rights (VPRs). A VPR represents a conditional right with a value equivalent to the market value of one share in the share capital of Woodside Petroleum Ltd., fixed at a pricing date (the volume-weighted average price of the company's shares over a five day period). The VPRs are not options over the company's shares.
  - One third of the VPR allocation will be deferred for three years with no additional performance hurdle (Time-Tested VPRs).
  - Two thirds of the VPR allocation will be deferred for three years and will only vest if a TSR Hurdle Rate is achieved for 30 consecutive days at the end of the three year deferral period (TSR Tested VPRs). If the TSR Hurdle Rate is not met at the end of the initial three year period, re-testing will continue for a further two years until the fifth anniversary of the allocation date. The TSR Tested VPRs will vest if, at any time during the two year continuous re-testing period, the TSR Hurdle Rate is achieved. If not, on the fifth anniversary all of the relevant TSR Tested VPRs will lapse.

  The Board will determine, from time to time, whether VPRs are to be satisfied in cash or in the company's shares at the time of vesting.

The Board has power under the rules of the EIP to terminate, suspend or amend the EIP, and to alter the management or administration of the EIP. Board decisions about the operation of the EIP will be made on the recommendation of the Committee.

Further details on how the EIP operates are set out in the rules and in the Notice of 2005 Annual General Meeting, the meeting at which the EIP was approved by Shareholders. Copies of both are available on the website (www.woodside.com.au).

Target Remuneration mix

As described above, the CEO and executives are eligible to participate in the EIP as part of their remuneration. The graph below sets out the target percentage of total remuneration 'not at risk' and 'at risk'.



Target Remuneration Mix
CEO
45%
22%
CFO
48%
21%
Senior Executives
57%
17%
Executives
67%
13%
0%
20%
40%
60%
80%
100%
FAR
STI
LTI

Variable annual reward allocations

The variable components of executive remuneration were reported on a 'lag' basis in previous Annual Reports and Remuneration Reports. The 'lag' basis was adopted as the VAR allocations for any given performance year were determined after the release of the applicable Annual Report and paid in the year following the performance year to which the Annual Report related.

The Board has decided to transition from reporting on a 'lag' basis to reporting on a 'forward looking' basis.

The Board considers a 'forward looking' approach to provide more meaningful disclosure of the VAR allocations to be made to executives and how they relate to the company's performance for the respective performance year.

Therefore, this Remuneration Report will disclose the VAR allocations made in March 2006 for the 2005 performance year and the VAR allocations for the 2006 performance year to be made in March 2007. Going forward it is intended that the Remuneration Report will only disclose the VAR allocations earned in respect of the relevant performance year, this means the 2007 Remuneration Report will only disclose the VAR allocations earned in respect of the 2007 performance year to be made in 2008.

Details of the 2005 and 2006 VAR allocations are set out in table 10 on page 50 which summarises the remuneration both paid and payable to the CEO and relevant executives for 2006.

The annual incentive pools for each of the 2005 and 2006 performance years were reviewed and approved by the Committee and the Board, with the Board exercising its discretion to increase the amount which would have arisen on the basis of the Woodside EVA result for the applicable performance year. Individual VAR allocations were also approved based on the executive's individual performance relative to other executives.

- 2005 performance year: The amount distributed to all EIP participants for the 2005 performance year was $14,054,217. The STI component was $5,621,686 and the LTI component was $8,432,531.
- 2006 performance year: The amount to be distributed to all EIP participants in March 2007 for the 2006 performance year will be $9,734,952. The STI component will be $3,893,981 and the LTI component will be $5,840,971.

The LTI components for both 2005 and 2006 have been adjusted to take account of those executives who continue to receive benefits from prior long term incentive allocations under the Woodside Employee Share Plan (WESP) – see Transition arrangements below.

EIP performance measures

The Woodside EVA result is based on the Risked Asset Value (RAV) of all the individual assets and projects and include corporate and exploration costs. Two measures of RAV are calculated, Internal RAV and External RAV, and an equal weighting is applied to both measures to determine the overall RAV. The difference between Internal RAV and External RAV relate to the manner in which product price and exchange rates are treated.

The forecasts and valuations used in the calculation of External RAV include the changes in oil, gas and condensate prices and foreign exchange rates. The impact of these factors may be large and may contribute greatly to shareholder experience. Woodside therefore takes these external factors into account in measuring the value created for shareholders.

As these external factors are outside of Woodside's control, to measure the creation of value for shareholders over which Woodside has direct control, Woodside calculates Internal RAV. In Internal RAV, the impact of oil, gas and condensate prices and foreign exchange rates are held constant. As a result, the measure of Internal RAV reflects the shareholder value creation net of changes in the external factors of oil, gas and condensate prices and foreign exchange rates.

The measures of External RAV and Internal RAV provide the basis for remuneration in a steady state environment. The Board then exercises its discretion in light of market conditions to ensure the results are in accordance with the objectives of its Executive Remuneration Policy set out on pages 42 and 43, which includes rewards that attract, motivate and retain executives in the current market conditions.

Table 4 - Summary of terms and conditions for long term incentive allocations under the EIP

The following table summarises the terms and conditions of the VPR allocations awarded to the CEO and executives under the EIP in 2006 for the 2005 performance year and those to be awarded in 2007 for the 2006 performance year.

Terms and Conditions	2005 VPR Allocation		2006 VPR Allocation	
	Time-tested VPRs	TSR Tested VPRs	Time-tested VPRs	TSR Tested VPRs
Allocation Date	13 March 2006		14 March 2007	
Pricing Date	13 March 2006		14 March 2007	
Volume Weighted Average Price	$40.3049		To be determined	
Performance Period	13 March 2006 to 13 March 2009		14 March 2007 to 14 March 2010	
Performance condition	Deferred for 3 years with no additional performance condition	If the compound TSR of Woodside is equal to or above the TSR Hurdle Rate for 30 consecutive days ending on 14 March 2009, or within the subsequent two years	Deferred for 3 years with no additional performance condition	If the compound TSR of Woodside is equal to or above the TSR Hurdle Rate for 30 consecutive days ending on 15 March 2010, or within the subsequent two years
TSR Hurdle Rate *	Not applicable	11% per annum	Not applicable	11.5%
Reason for TSR Performance Hurdle	Not applicable	TSR is the most widely accepted measure of shareholder wealth creation and selected as the measure most relevant for shareholders over the medium to long term	Not applicable	As for 2005
Measuring the TSR Hurdle Rate	Not applicable	The Board will determine whether the TSR Hurdle Rate has been achieved. They will periodically review the TSR performance of Woodside against the TSR Hurdle Rate and may take external advice in reaching their conclusions	Not applicable	As for 2005
Vesting Date	13 March 2009	From 13 March 2009	14 March 2010	From 14 March 2010
Application of Retesting	Not applicable	If the TSR Hurdle Rate is not met by 14 March 2009 retesting will continue for a further two years until 13 March 2011	Not applicable	If the TSR Hurdle Rate is not met by 15 March 2010 retesting will continue for a further two years until 14 March 2012
Lapsing of VPRs	If the TSR Hurdle Rate is not achieved by the fifth anniversary of the allocation date all relevant TSR Tested VPRs will lapse. If an executive's employment with Woodside is terminated for cause or by resignation all unvested VPRs will lapse.			

* The Board sets the TSR Hurdle Rate with reference to Woodside's Cost of Equity Capital annually at the same time as VPRs are allocated.

Transition arrangements

The long term incentive component of executive remuneration prior to the introduction of the EIP involved the provision of an interest-free limited recourse loan, which was used to purchase shares in Woodside Petroleum Ltd. under the WESP. The WESP was a broadly based employee share plan available to all Woodside employees. The WESP was last approved by shareholders in 1997 and participation was at Board discretion.

The value of the loans made available to an executive under the WESP was linked to the scope and complexity of the executive's role within Woodside, and based on a percentage of the executive's FAR. Loans provided under WESP are reduced by a portion of the dividends paid on the shares acquired with those loans and topped up on an annual basis. As part of the transition to the EIP, the grant of loans and the top up of loans to senior executives under the WESP ceased with effect from 30 June 2004.

As shares acquired under the WESP do not vest in the executive for a period of three years after acquisition, the WESP still remains a long term incentive component of executive remuneration for some executives. While these executives continue to receive benefits from prior allocations under WESP, their VPR entitlements (that is, the long term variable component of their remuneration) under the EIP are reduced by the value of any WESP benefits received.

Any executives who participate in the WESP will be required to refinance or repay their outstanding WESP loans by 31 December 2007.

Table 5 - Woodside's Five Year Performance[3]

Year Ended 31 December	**2006**	2005	2004	2003	2002
Net Profit After Tax ($m)	1,427	1,107	1,146	527	(92)
Earnings Per Share (cents)	217	169	175	79	(14)
Dividends Per Share (cents)[1]	126	93	59	46	62
Dividend payout ratio (%) Before significant items	60.2	59.7	58.5	58.2	62.8
Shares closing price ($)	38.11	39.19	20.10	14.80	12.38
5 Year rolling TSR (%)	26.6	29.4	19.8	22.7	8.5
STI awards paid / payable to executives ($m) as % of NPAT	0.31	0.50	0.13	0.74	(3.01)
LTI awards paid / payable to executives ($m) as % of NPAT[2]	0.47	0.75	-	-	-

(1) Dividends per share for 2002 include a 41 cents dividend that was declared after 31 December 2002.

(2) This reflects the value of LTI awards made to the executives under the EIP only. Prior to 2005, LTI's involved the provision of an interest free limited recourse loan to executives under WESP with the value of the loan allocated being based on an executive's role and expressed as a percentage of FAR. It is therefore not possible to express the LTIs awarded prior to 2005 as a percentage of Net Profit After Tax (NPAT).

(3) Periods prior to 1 January 2004 have not been restated under AIFRS.

Relationship between remuneration and Woodside performance

The Committee and the Board continually seek to strengthen the link between executive remuneration and Woodside's performance. The EIP, which is described in more detail above, is an integral part of Woodside's overall approach to performance based remuneration. The Board exercises discretion where it is necessary to ensure the outcome also reflects employment market rewards.

Notwithstanding that there are a number of internal and external factors relevant to Woodside's performance over the past five years, the Board believes Woodside's performance over the past five years can be at least partly attributed to the ability to attract, retain and reward executives which can, in turn, be linked to the sound recruitment and remuneration policies Woodside has had in place over that period.

Executive Directors

At the date of this report the CEO, Mr Donald Voelte, is the only executive Director on the Board.

CEO employment contract

Mr Voelte was appointed as Woodside's CEO with effect from 5 April 2004. Mr Voelte's employment contract with Woodside Petroleum Ltd. was originally for a fixed term of four years and 360 days. On 18 July 2006, Mr Voelte's employment contract was converted from a fixed term contract to a contract without a fixed term thereby providing greater stability for the executive management team. Subsequent to this, a consolidated employment contract, incorporating this and other minor amendments was approved by the Board in February 2007.

Under his employment contract Mr Voelte receives an annual salary, participates in the EIP and receives the superannuation, health insurance and other benefits available to Woodside executives. The details of Mr Voelte's remuneration for 2006 are described below and are set out in table 10 on page 50.

CEO remuneration

The CEO's remuneration for 2006 reflected the CEO's expected remuneration for 2006 set out on page 59 of the Concise Annual Report for 2005.

The 'not at risk' and 'at risk' elements of Mr Voelte's remuneration for 2006 were:

- A FAR of $2,100,000 p.a. (subject to annual review in accordance with his employment contract);
- A VAR of 125% of FAR under the EIP; and
- Discretion exercised by the Board.

For further details on the EIP see the section above on 'Variable annual reward'.

CEO variable annual reward allocation for 2006

The VAR allocation is a percentage of the CEO's FAR, which is uncapped and adjusted depending on Woodside's performance with reference to Woodside EVA result, the CEO's individual performance and Board discretion. Mr Voelte's VAR allocation for 2006 is 100% of FAR ($2,100,000), which consists of:

- 40% short term incentive. For the 2006 performance year, the Board has determined and approved, that Mr Voelte be made a STI payment in March 2007 of $840,000 which is 40% of his FAR.
- 60% long term incentive in the form of VPRs. For the 2006 performance year, the Board has determined and approved, that Mr Voelte be made a LTI allocation in March 2007 of $1,260,000 which is 60% of his FAR.

In light of the CEO's performance in 2006 and the need to pay market competitive remuneration, the Board exercised its discretion at its February 2007 meeting to award the CEO an additional $1,500,000 to be treated and paid in the same way as a VAR under the EIP.

The 'fair value' of the VPR allocations for 2005 and the estimated 'fair value' for the 2006 VPR allocations have been determined in accordance with the description of 'fair value' in footnote 4 on page 50 under the Remuneration of Key Management Personnel of the Woodside Group.

Table 6 - CEO Long Term Incentive

Set out below is a table summarising the CEO's interests in long term incentives during 2004

Plan Type	Shares	Opening Balance as at 1 January 2006	Awarded	Vested	Lapsed	Closing Balance as at 31 December 2006
2004 LTI Award	Deferred Shares	69,404	-	-	-	69,404

Mr Voelte's LTI Time-Tested and TSR tested VPRs calculated and payable under the EIP are outlined in table 7 on page 48.

Other Benefits

Mr Voelte's employment in Australia may have adverse tax consequences for Mr Voelte and his wife in respect of his non-Australian income. Woodside has agreed to a limited 'taxation equalisation' provision to compensate for this. Mr Voelte and his wife may claim reimbursement of tax paid or payable to the Australian Taxation Office for income or gain in relation to certain disclosed investments in the US to a maximum of US$500,000 over the period of Mr Voelte's employment.

Termination

Mr Voelte's employment contract may be terminated by:

- Mr Voelte, at any time on giving six months notice;
- Woodside, immediately in the event of serious misconduct or in other nominated circumstances;
- Woodside, at any time giving payment of 12 months FAR; and
- Mr Voelte's death.

On termination of the employment contract for any of the reasons outlined above, Mr Voelte (or his estate in the event of his death) will be entitled to:

- payment or award of any FAR calculated up to the termination date;
- any annual leave entitlement accrued as at the termination date; and
- any payment or award in accordance with the EIP rules calculated to the termination date, and the 2004 long-term incentive (other than where his employment contract is summarily terminated for serious misconduct or in other nominated circumstances).

If Mr Voelte resigns, Woodside may terminate Mr Voelte's employment before the notice period has expired and pay him an amount equal to a proportion of the FAR, at the time at which notice is given, which corresponds to the remainder of the notice period which was not worked by Mr Voelte.

If Woodside terminates Mr Voelte's employment (other than on certain stipulated grounds such as misconduct), Mr Voelte will be entitled to a termination payment equivalent to 12 months of his FAR, as at the termination date. This payment is subject to statutory and regulatory restrictions.

Mr Voelte is restrained from certain activities for specified periods after termination of his employment in order to protect Woodside's interests. Mr Voelte's employment contract also contains provisions for the protection of Woodside's interests in areas such as confidential information, intellectual property and moral rights.

Executives

This section contains information relating to the Key Management Personnel (other than the Directors).

Executive employment contracts

A summary of the contractual provisions for the Key Management Personnel (other than the Directors) is set out in table 8 on page 49.

Executive remuneration

The 'not at risk' and 'at risk' remuneration elements that apply to the executives are set out in the Target Remuneration Mix graph on page 44.

Executive variable annual reward allocations

The VAR allocation is a percentage of the relevant executive's FAR and is uncapped and adjusted depending on Woodside's performance with reference to Woodside EVA result, the executive's individual performance and Board discretion. An executive's VAR allocation is either 50% or 75% of their FAR depending on their role and consists of:

- 40% short term incentive opportunity. The executive STI payments for both 2005 and 2006 performance years have been approved by the Board and are detailed in table 10 on page 50.
- 60% long term incentive opportunity in the form of VPRs. The executive LTI allocations for both the 2005 and 2006 performance years have been approved by the Board and are detailed in table 10 on page 50.

The 'fair value' of the VPR allocations for 2005 and the estimated 'fair value' for the 2006 VPR allocations have been determined in accordance with the description of 'fair value' in footnote 4 on page 50 under the Remuneration of Key Management Personnel of the Woodside Group.

For further details on the EIP see the section above on 'Variable annual reward'.

Company Secretary remuneration

Mr Cole is remunerated in accordance with the executive remuneration policies described above.

Ms Kernot is remunerated in accordance with Woodside's Employee remuneration policy, which is a combination of FAR (as described above) and VAR in the form of a short term incentive bonus payment.

Table 7 - 2005 and 2006 VPR allocation of the CEO and Key Management Personnel

LTI – Time tested[1]

Name	Grant date	Expiry date[1]	Awarded	Fair value of VPR for performance year	
				2006	2005
D Voelte	March 2006	13/03/2009	12,827		22.80
	March 2007[6]	14/03/2010	19,486	37.30	
Total			32,313		
M Chatterji	March 2006	13/03/2009	3,429		22.80
	March 2007	14/03/2010	5,343	37.30	
Total			8,772		
R Cole	March 2006	13/03/2009	-		22.80
	March 2007	14/03/2010	1,327	37.30	
Total			1,327		
P Moore	March 2006	13/03/2009	2,186		22.80
	March 2007	14/03/2010	2,145	37.30	
Total			4,331		
A J Kantsler	March 2006	13/03/2009	3,278		22.80
	March 2007	14/03/2010	1,598	37.30	
Total			4,876		
K W Spence	March 2006	13/03/2009	3,309		22.80
	March 2007	14/03/2010	1,947	37.30	
Total			5,256		
R A Carroll[2]	March 2006	13/03/2009	2,539		22.80
	March 2007	14/03/2010	845	37.30	
Total			3,384		
D Clegg[3]	March 2006	13/03/2009	1,465		22.80
	March 2007	14/03/2010	549	37.30	
Total			2,014		

LTI – TSR tested[4]

Name	Grant date	Expiry date	Awarded	2006	2005
D Voelte	March 2006[5]	13/03/2011	50,464		14.25
	March 2007[6]	14/03/2012	38,972	22.30	
Total			89,436		
M Chatterji	March 2006	13/03/2011	6,859		14.25
	March 2007	14/03/2012	10,685	22.30	
Total			17,544		
R Cole	March 2006	13/03/2011	-		14.25
	March 2007	14/03/2012	2,655	22.30	
Total			2,655		
P Moore	March 2006	13/03/2011	4,372		14.25
	March 2007	14/03/2012	4,290	22.30	
Total			8,662		
A J Kantsler	March 2006	13/03/2011	6,554		14.25
	March 2007	14/03/2012	3,196	22.30	
Total			9,750		
K W Spence	March 2006	13/03/2011	6,618		14.25
	March 2007	14/03/2012	3,893	22.30	
Total			10,511		
R A Carroll[2]	March 2006	13/03/2011	5,079		14.25
	March 2007	14/03/2012	1,690	22.30	
Total			6,769		
D Clegg[3]	March 2006	13/03/2011	2,931		14.25
	March 2007	14/03/2012	1,099	22.30	
Total			4,030		

(1) Expiry date and exercise date are the same.
(2) Resigned 31/10/2006.
(3) Resigned 23/09/2006.
(4) Exercise date is from 13/03/2009 to 13/03/2011 in respect of March 2006 grants and from 14/03/2010 to 14/03/2012 in respect of March 2007 grants.
(5) Incorporates the additional TSR tested VPR award of $1,000,000 in respect of the 2005 performance year.
(6) Incorporates the additional allocation of $900,000 awarded in the form of a VPRs for the 2006 performance year.

As at 31 December 2006 no VPRs had vested. For the disclosed executives no VPRs lapsed.

Shares for the March 2006 grant are held in Trust and the executives do not have any beneficial rights to their shares until approval is given by the Board.

The VPR for March 2007 grant has been calculated using a share price of $36.95 (closing 07/02/2007 price). The actual grant price will be determined using a weighted average up to 14/03/2007, which will be restated in the 2007 Full Financial Report.

Table 8 - Executive employment contracts

Name and Job Title	Employing Company	Contract Duration	Notice Period Company[1]	Notice Period Employee
M Chatterji, Chief Financial Officer[2]	Woodside Energy Ltd.	Unlimited	12 months	6 months
R Cole[3], General Counsel	Woodside Energy Ltd.	Unlimited	12 months	6 months
A J Kantsler, Director Exploration and New Ventures	Woodside Energy Ltd.	Unlimited	12 months	6 months
P Moore, Director Development[4]	Woodside Energy Ltd.	Unlimited	12 months	6 months
K W Spence, Director, Enterprise Capability[5]	Woodside Energy Ltd.	Unlimited	12 months	6 months
R A Carroll[6], Chief Financial Officer	Woodside Energy Ltd.	Unlimited	12 months	6 months
D P Clegg, Acting Director NWS Ventures[7]	Woodside Energy Ltd.	Unlimited	12 months	6 months
D G Parkinson[8], Director Development	Shell International Exploration & Production	Unlimited (Secondment to Woodside - 15/7/2007)	3 months (Shell)	3 months (Shell)

(1) Termination Provisions - Woodside may choose to terminate the contract immediately by making a payment equal to the 'Company Notice Period' of FAR in lieu of notice, with the exception of D G Parkinson, Director Development who is covered by Shell Secondment arrangements.
(2) Commenced as Chief Financial Officer on 1 November 2006.
(3) Commenced 10 April 2006.
(4) Director Browse and Sunrise until 17 September 2006.
(5) Chief Operating Officer until 31 July 2006.
(6) Resigned 31 October 2006.
(7) Director Africa Business Unit until 15 June 2006. Resigned 23 September 2006.
(8) Departed 31 December 2006.

Non-executive Directors

Remuneration policy

The Board recognises that, in order to achieve Woodside's financial and operating objectives, Woodside must be able to attract, retain and motivate talented non-executive Directors.

Woodside's non-executive Directors remuneration policy aims to reward non-executive Directors fairly and responsibly having regard to:

- the level of fees paid to Directors relative to other major Australian companies;
- the size and complexity of Woodside's operations; and
- the responsibilities and work requirements of individual Board members.

Fees paid to non-executive Directors of Woodside Petroleum Ltd. are recommended by the Committee based on advice from external remuneration consultants and determined by the Board, subject to the aggregate limit of $2.3 million approved by shareholders at the 2004 Annual General Meeting.

Remuneration payable

Non-executive Director remuneration consists only of base fees and committee fees. Non-executive Directors are not entitled to incentive rewards for annual results or otherwise according to Woodside's performance.

Board fees are not paid to executive Directors as the time spent on Board work and the responsibilities of Board membership are considered in determining the remuneration package provided as part of their normal employment conditions.

In addition to these fees, non-executive Directors are entitled to:

- either a contribution to superannuation or an allowance equivalent to the superannuation guarantee levy (currently 9%), dependent on their personal circumstances and based on Board and committee fees; and
- all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees or shareholder meetings or while engaged on Woodside business.

The total remuneration which was paid to each non-executive Director in 2006 is set out in table 11 on page 52.

There is no provision for compensation payable on early termination of their directorship for any non-executive Directors.

Equity participation

Under the terms of the Non Executive Directors' Share Plan (NEDSP), non-executive Directors may elect to sacrifice a percentage of their remuneration to be applied to the purchase of shares of the company. These shares are acquired by on market purchase. Participation in the NEDSP is voluntary and therefore the shares are not subject to performance conditions.

Table 9 - Annual Board and Committee fees payable to non-executive Directors

Position	Annual fee
Chairman of the Board (inclusive of all committee work)	$485,000 ($409,349 to 30 September 2006)
Non-executive Directors other than the Chairman	$130,000 ($124,845 to 30 April 2006)
Chairman of Audit & Risk Committee	$31,500
Chairman of Human Resources & Compensation Committee and Governance & Nominations Committee	$21,000
Members of a Board Committee (other than the Chairman of that Committee)	$14,000

Table 10 - Remuneration of Key Management Personnel of the Woodside Group

Executives	Year[5]	Short-term			Post employment
		Cash salary & fees	Cash bonuses	Non monetary	Pension super
		Salaries, fees and allowances[1]	Short-term incentive bonus[2]	Benefits & allowances[3]	Company contributions to superannuation
		$	$	$	$
D Voelte, Executive Director	2006	1,876,525	1,440,000	44,718	12,413
	2005	1,495,703	1,034,000	57,039	11,862
M Chatterji, Chief Financial Officer	2006	465,162	394,821	101,784	81,679
	2005	351,367	276,457	53,464	62,526
R Cole, General Counsel	2006	274,726	98,091	5,853	48,265
	2005	-	-	-	-
A J Kantsler, Director Exploration & New Ventures	2006	555,368	200,701	13,372	97,970
	2005	420,899	353,312	38,324	78,340
P Moore, Director, Development	2006	400,657	158,527	8,502	70,842
	2005	90,195	176,241	1,542	12,958
K W Spence, Director, Enterprise Capability	2006	629,494	161,183	12,324	77,162
	2005	598,926	406,423	39,072	135,070
D G P Parkinson, Director Development[8, 10]	2006	629,400	-	345,001	-
	2005	855,257	223,787	82,008	165,090
R A Carroll Chief Financial Officer[11]	2006	483,696	62,458	6,689	56,400
	2005	451,575	204,726	5,532	36,052
D P Clegg, Acting Director, North West Shelf Ventures[8, 12]	2006	271,384	40,644	5,831	47,471
	2005	398,421	178,762	7,061	62,526

(1) Mr Voelte elected to be paid his balance of superannuation benefits as a superannuation-in-lieu allowance. The amount is included in salaries, fees and allowances.
(2) The amount represents the Short Term Incentive earned in the respective year, which is actually paid in the following year.
(3) Reflects the value of allowances and benefits including but not limited to travel, motor vehicle and health insurance.
(4) In accordance with the requirements of AASB 124 *Related Party Disclosures*, the fair value of rights as at their date of grant has been determined by applying the binomial valuation method. The fair value of rights is amortised over the vesting period, such that 'Total remuneration' includes a proportion of the fair value of unvested equity compensation during the year. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should these equity instruments vest.

	Equity					
	Options and rights					
	Share plan(4,13)	Termination /sign on benefits	Total remuneration	Unadjusted equity(8,9)	Unadjusted annual remuneration(7)	Performance related
	$	$	$	$	$	%
	519,510	-	3,893,166	2,160,000	5,533,656	50
	192,960	-	2,791,564	2,550,627	5,149,231	44
	125,367	-	1,168,813	592,232	1,635,678	45
	35,833	-	779,647	414,606	1,158,420	40
	22,244	-	449,179	147,136	574,071	27
	-	-	-	-	-	-
	61,022	-	928,433	177,132	1,044,543	28
	34,243	-	925,118	396,189	1,287,064	42
	58,792	100,000	797,320	237,790	976,318	27
	22,842	150,000	453,778	267,287	695,223	44
	67,199	-	947,362	215,781	1,095,944	24
	34,577	-	1,214,068	400,058	1,579,549	36
	-	-	974,401	-	974,401	-
	-	-	1,326,142	-	1,326,142	17
	40,697	715,162	1,365,102	93,688	1,418,093	8
	26,533	341,343	1,065,761	307,005	1,346,233	22
	24,528	458,149	848,007	60,966	884,445	8
	15,311	-	662,081	177,159	823,929	29

(5) The 2005 executive and senior staff compensation pool was allocated to specific executives and senior staff in March 2006 after the issue of the 2005 Concise Annual Report. 2005 comparitives have been updated to reflect actual allocations.
(6) 'Unadjusted Equity' represents the total value of the VPRs granted under the EIP during the respective performance year.
(7) 'Unadjusted Annual Remuneration' is the total value of all remuneration awards prior to discounting and amortisation.
(8) Mr Parkinson and Mr Clegg are included as part of the top five most highly remunerated employees.
(9) The maximum value of these awards is not determinable as it is dependent on, and therefore fluctuates with, the share price of Woodside Petroleum Ltd at the date the award is exercised.
(10) Departed 31/12/2006.
(11) Resigned 31/10/2006.
(12) Resigned 23/09/2006.
(13) Incorporates the additional TSR tested VPR award of $1,000,000 awarded to Mr Voelte in respect of the 2005 performance year.

Table 11 - Remuneration of Directors of Woodside Petroleum Ltd.

		Short – term				Post employment		
		Cash Salary & fees		Cash bonuses	Non monetary	Pension super	Prescribed benefits	
Non-Executive Directors	Year	Salaries, fees & allowances	NEDSP[1]	Short-term incentive / bonus	Benefits & allowances	Company contributions to superannuation	Directors retiring allowance	Total
		$	$	$	$	$	$	$
C B Goode	**2006**	73,179	355,083	-	-	38,544		466,806
	2005	68,076	341,273	-	-	36,841	-	446,190
R E S Argyle	**2006**	45,386	-	-	-	4,085	364,349	413,820
	2005	152,057	4,950	-	-	14,131	-	171,138
J R Broadbent	**2006**	122,783	40,928	-	-	14,734	-	178,445
	2005	108,436	43,691	-	-	13,691	-	165,818
A T Calvert	**2006**	136,252	40,053	-	-	-	-	176,305
	2005	42,797	12,737	-	-	-	-	55,534
M A Chaney	**2006**	160,642	-	-	-	-	-	160,642
	2005	13,962	-	-	-	-	-	13,962
P J M H Jungels	**2006**	194,000	21,556	-	-	-	-	215,556
	2005	170,180	23,916	-	-	-	-	194,096
E Fraunschiel	**2006**	184,625	-	-	-	5,265	-	189,890
	2005	164,462	-	-	-	-	-	164,462
A Jamieson[2]	**2006**	140,295	-	-	-	-	-	140,295
	2005	116,775	-	-	-	-	-	116,775
D I McEvoy	**2006**	156,711	-	-	-	14,104	-	170,815
	2005	50,948	-	-	-	4,585	-	55,533
R R Caplan[2]	**2006**	149,439						149,439
	2005	-	-	-	-	-	-	-
P M Van Rossum	**2006**	18,831	-	-	-	-	-	18,831
	2005	148,248	-	-	-	-	-	148,248
J Stausholm[2]	**2006**	83,210	-	-	-	-	-	83,210
	2005	-	-	-	-	-	-	-
T N Warren[2]	**2006**	20,730	-	-	-	-	-	20,730
	2005	163,508	-	-	-	-	-	163,508

(1) Relates to participation in the Non-Executive Directors' Share Plan.
(2) Board fees for Directors nominated by Shell are paid directly to their employing company, not to the individuals.

The financial statements and other specific disclosures have been derived from Woodside Petroleum Ltd. and its Controlled Entities' (the 'Group') Full Financial Report for the year. Other information included in the Concise Financial Report is consistent with the Group's Full Financial Report.

The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

A copy of the Group's 2006 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2006 Full Financial Report can be requested by telephone (Australia: 1300 557 010, Overseas: +61 (8) 9348 6988) and by internet at www.woodside.com.au.

INCOME STATEMENT | For the year ended 31 December 2006

	Consolidated	
	2006	2005
	$m	$m
Revenue from sale of goods	3,810.4	2,746.7
Cost of sales	(1,204.0)	(854.0)
Petroleum Resource Rent Tax	(200.4)	(123.3)
Gross profit	2,406.0	1,769.4
Dividends and other income	170.4	102.9
Other expenses	(540.9)	(371.3)
Profit before income tax and net finance costs	2,035.5	1,501.0
Finance income	20.2	21.9
Finance costs	(46.4)	(30.7)
Profit before income tax	2,009.3	1,492.2
Income tax expense	(582.3)	(384.8)
Net profit	1,427.0	1,107.4
Basic and diluted earnings per share (cents)	217	169
Dividend per share (cents)	126	93

The income statement is to be read in conjunction with the discussion and analysis on page 55 of this report and the notes to the Concise Financial Report set out on pages 62 to 66 of this report.

Overview

Woodside's 2006 profit before significant items increased by 34.5%, primarily due to higher realised prices and higher sales volumes compared to the previous year. During the year, revenues increased 38.7% to $3,810.4 million, with sales volumes 23.2% higher at 67.7 million barrels of oil equivalents. The 2006 reported results have been impacted by a significant item, the profit on sale of the Kipper (VIC/RL2) gas field.

	2006 $m	2005 $m
Net profit after tax – before significant items	1,395.9	1,037.7
Add/(subtract) significant items after tax		
Gain on sale of interest in Kipper / VIC/RL2	31.1	-
Gain on sale of investment in Hardman Resources Ltd.	-	51.9
Gain on sale of Blacktip / WA-279-P	-	17.8
Net profit	1,427.0	1,107.4

Items that affected the Group's financial performance in the year were:

Revenue from sale of goods – Higher sales volumes increased revenue by $617.9 million, driven primarily by the commencement of production in Chinguetti and Enfield. Revenue increased by $345.9 million as a result of higher sales prices. As a reference, the average WTI oil price increased from US$56.73 per barrel in 2005 to US$66.30 in 2006. Depreciation of the Australian dollar against the US dollar from an average realised A$/US$ exchange rate of 0.7622 in 2005 to 0.7522 in 2006 resulted in increased revenue of $74.2 million.

Cost of sales – Increased $350.0 million:

- Commencement of production in Chinguetti and Enfield during 2006, and the full year impact of Gryphon (acquired in September 2005) increased cost of sales from 2005 by $303.4 million.
- Laminaria reserves downgrade for the year ending 31 December 2005, increased depreciation expense by $30.1 million.

Petroleum Resource Rent Tax (PRRT) – Increased $77.1 million:

- Higher sales revenue from Enfield and Laminaria $182.3 million; offset by
- Higher deductible expenditure of $107.3 million.

Dividends and other income – Increased by $67.5 million:

- Foreign exchange gains of $20.0 million compared to a loss of $44.8 million in 2005.
- Gains on derivative financial instruments were $26.2 million higher than in 2005.
- Revaluation of investments of $12.2 million.
- Offset by profit on sale of assets of $18.1 million in 2006 compared to $67.9 million recognised in 2005. The $18.1 million recognised in 2006 is predominantly represented by the sale of the Kipper gas field during the year.

Other expenses – Increased $169.6 million primarily due to an increase in exploration and evaluation expense and movement in foreign exchange gains/losses on cash. The exploration and evaluation expense was higher primarily due to the full year impact of Gryphon's permit amortisation expense, and higher unsuccessful wells written off.

Net finance costs – Increased by $17.4 million predominantly due to higher debt levels and interest rates; offset by increased interest capitalised on major construction projects.

Income tax – The effective tax rate increased from 25.8% to 29.0% in 2006, which primarily results from lower United States prior period tax losses recognised in 2006 ($49.9 million) compared to 2005 ($95.4 million).

Key Metrics

Return on equity (net profit attributable to the members of Woodside Petroleum Ltd. divided by total equity) increased from 31.6% in 2005 to 34.0% in 2006 driven primarily by higher realised prices and higher sales volumes. Adjusting for significant items, return on equity increased from 30.2% in 2005 to 33.5% in 2006.

BALANCE SHEET | As at 31 December 2006

	Consolidated	
	2006	2005
	$m	$m
Current assets		
Cash and cash equivalents	313.7	232.9
Receivables	625.6	358.1
Inventories	79.2	56.3
Financial and other assets	182.9	84.8
Total current assets	1,201.4	732.1
Non-current assets		
Inventories	5.1	10.6
Financial and other assets	198.7	97.0
Exploration and evaluation assets	1,103.2	694.6
Oil and gas properties	6,174.9	5,202.6
Other plant and equipment	102.7	100.9
Deferred tax assets	182.7	131.5
Total non-current assets	7,767.3	6,237.2
Total assets	8,968.7	6,969.3
Current liabilities		
Payables	784.3	632.6
Interest-bearing liabilities	313.3	31.4
Tax payable	207.9	152.8
Financial and other liabilities	6.1	43.7
Provisions	74.6	72.0
Total current liabilities	1,386.2	932.5
Non-current liabilities		
Payables	4.2	9.4
Interest-bearing liabilities	1,507.0	1,096.1
Deferred tax liabilities	809.4	673.3
Financial and other liabilities	443.5	356.8
Provisions	616.6	400.6
Total non-current liabilities	3,380.7	2,536.2
Total liabilities	4,766.9	3,468.7
Net assets	4,201.8	3,500.6
Equity		
Issued and fully paid shares	706.5	706.5
Shares reserved for employee share plans	(177.9)	(148.0)
Other reserves	23.5	6.1
Retained earnings	3,649.7	2,936.0
Total equity	4,201.8	3,500.6

The balance sheet is to be read in conjunction with the discussion and analysis on page 57 of this report and the notes to the Concise Financial Report set out on pages 62 to 66 of this report.

Overview

The Group's net assets increased by 20.0% to $4,201.8 million over the year.

Items that affected the Group's financial position in the period were:

Assets

Cash – Higher cash balance represents an accumulation of cash ahead of dividend payments from offshore subsidiaries.

Receivables – Increased $267.5 million as a result of higher sales levels. Debtors terms and collections remain within a normal commercial range.

Inventories – Increased $17.4 million mainly due to increased warehouse stores and materials to support drilling campaigns and development projects.

Financial and other assets – Increased $199.8 million predominantly attributable to prepayment of Vincent and Stybarrow FPSO costs consistent with the competitive market to secure vessel capacity, favourable revaluation in listed investments and favourable revaluation of embedded derivatives.

Exploration and evaluation – Increased $408.6 million primarily due to:

- Capitalised spend on Pluto and Browse.
- Lease permits acquired in the Gulf of Mexico.
- An increase in exploration and evaluation costs over the year.

Oil and gas properties – Increased $972.3 million predominantly comprised of additions from major capital projects during the year including North West Shelf Projects, Stybarrow, Otway, Vincent, Neptune, Enfield, Gulf of Mexico assets and Chinguetti.

Deferred tax assets – Increased $51.2 million primarily as a result of United States prior period tax losses recognised in 2006.

Liabilities

Payables – $146.5 million higher due to increased exploration and development activity at year end.

Interest Bearing Liabilities – Increased $692.8 million as a result of US$622.0 million drawn down during the year, offset by foreign currency revaluation gains arising from the appreciation of the AUD/USD exchange rate at year end.

Tax payable – Increased $55.1 million consistent with the increase in taxable profit.

Financial and other liabilities – Increased by $49.1 million predominantly due to increase in PRRT liabilities and higher unearned revenue, offset by the revaluation of derivative financial instruments.

Provisions – Increased $218.6 million primarily associated with higher estimates of the future cost of restoring areas impacted by Group activities.

Deferred tax liabilities – Increased $136.1 million resulting from the immediate tax deduction of current period exploration and evaluation expenditure, partially offset by non deductible movements in provisions.

Equity

The increase in equity arises from the reported profit for the year net of dividend payments.

Key Metrics

Gearing (net debt/net debt + equity) has increased from 20.4% in 2005 to 26.4% in 2006. The increased debt was primarily used to replenish working capital in line with growth in the underlying business during the year.

CASH FLOW STATEMENT | For the year ended 31 December 2006

	Consolidated	
	2006	2005
	$m	$m
Cash flows from operating activities		
Receipts from customers	3,851.9	2,817.8
Interest received	19.8	21.1
Dividends received	10.0	7.0
Payments to suppliers and employees	(613.2)	(387.1)
Borrowing costs paid	(19.6)	(8.1)
Other fees and recoveries	18.5	21.8
Royalties and excise payments	(271.2)	(290.2)
Petroleum Resource Rent Tax payments	(126.7)	(86.7)
Income tax paid	(491.4)	(369.3)
Purchase of shares relating to employee share plans	(82.1)	(59.8)
Payments received from employees relating to employee share plans	52.7	48.2
Net cash from operating activities	2,348.7	1,714.7
Cash flows from investing activities		
Payments for capital and exploration expenditure	(2,374.1)	(1,835.3)
Proceeds from sale of investments	3.0	118.3
Proceeds from sale of exploration and evaluation assets	43.3	229.8
Proceeds from sale of other non-current assets	13.3	0.2
Payments for investments in controlled entities	-	(355.6)
Payments for investments in other entities	(1.7)	(2.0)
Net cash used in investing activities	(2,316.2)	(1,844.6)
Cash flows from financing activities		
Proceeds from borrowings	773.4	(10.2)
Advances (to)/from controlled entities	-	-
Dividends paid	(713.3)	(446.7)
Payments for finance lease liabilities	(4.7)	(4.9)
Net cash from/(used in) financing activities	55.4	(461.8)
Net increase/(decrease) in cash held	87.9	(591.7)
Cash and cash equivalents at the beginning of the financial year	232.9	797.1
Effects of exchange rate changes on the balances of cash held in foreign currencies	(7.1)	27.5
Cash and cash equivalents at the end of the financial year	313.7	232.9

The cash flow statement is to be read in conjunction with the discussion and analysis on page 59 of this report and the notes to the Concise Financial Report set out on pages 62 to 66 of this report.

Overview

Issues that affected the Group's cash flows during the period were:

Cash flows from operating activities

- Increased receipts from customers arose from higher revenues as a result of a combination of higher sales prices and higher volumes.
- Payments to suppliers and employees increased by $226.1 million primarily due to increased production costs and exploration and evaluation expense.
- Payments for secondary and income taxes increased by $143.1 million mainly due to higher underlying taxable profits.

Cash flows used in investing activities

- Higher oil and gas properties expenditure arose from project spend (LNG Phase 5, Stybarrow, Otway, Vincent, Neptune, Enfield, Gryphon and Mauritania). Exploration and evaluation expenditure increased during the year primarily due to capitalised spend on Pluto and Browse, lease permits acquired in the Gulf of Mexico, and an increase in exploration and evaluation costs over the year.
- Proceeds from sale of investments are primarily comprised of the net proceeds from the sale of shares in Energy Partners, Ltd.
- Proceeds from sale of exploration and evaluation assets mainly consist of the sale of the Kipper (VIC/RL2) gas field.

Cash flows used in financing activities

- Proceeds from borrowings are represented by net proceeds from debt facilities drawn down during the year of US$622.0 million.
- Dividend payments of $1.07 per share, compared with 67 cents per share in the prior year.

STATEMENT OF CHANGES IN EQUITY | For the year ended 31 December 2006

Consolidated	Issued and fully paid shares $m	Shares reserved for employee share plan $m	Other reserves $m	Retained earnings $m	Total equity $m
Balance at 1 January 2005	706.5	(136.9)	(7.1)	2,208.6	2,771.1
Adoption of new accounting standards relating to financial instruments	-	-	35.0	66.7	101.7
Balance at 1 January 2005	706.5	(136.9)	27.9	2,275.3	2,872.8
Employee share plan purchases	-	(59.9)	-	-	(59.9)
Employee share plan redemptions	-	43.0	-	-	43.0
Dividends applied	-	5.8	-	-	5.8
Cost of share based payment	-	-	18.7	-	18.7
Currency translation differences	-	-	7.8	-	7.8
Cash flow hedges	-	-	(20.8)	-	(20.8)
Available-for-sale financial assets	-	-	(27.5)	-	(27.5)
Amounts recognised directly in equity	-	(11.1)	(21.8)	-	(32.9)
Net profit for the year	-	-	-	1,107.4	1,107.4
Dividends paid	-	-	-	(446.7)	(446.7)
Balance at 31 December 2005	706.5	(148.0)	6.1	2,936.0	3,500.6
Balance at 1 January 2006	706.5	(148.0)	6.1	2,936.0	3,500.6
Employee share plan purchases	-	(72.7)	-	-	(72.7)
Employee share plan redemptions	-	35.1	-	-	35.1
Dividends applied	-	7.7	-	-	7.7
Cost of share based payment	-	-	22.2	-	22.2
Currency translation differences	-	-	(57.8)	-	(57.8)
Cash flow hedges	-	-	35.5	-	35.5
Available-for-sale financial assets	-	-	17.5	-	17.5
Amounts recognised directly in equity	-	(29.9)	17.4	-	(12.5)
Net profit for the year	-	-	-	1,427.0	1,427.0
Dividends paid	-	-	-	(713.3)	(713.3)
Balance at 31 December 2006	706.5	(177.9)	23.5	3,649.7	4,201.8

The statement of changes in equity is to be read in conjunction with the discussion and analysis on page 61 of this report and the notes to the Concise Financial Report set out on pages 62 to 66 of this report.

Overview

Items that affected the Group's Statement of Changes in Equity during the period were:

Issued and fully paid shares

There were no shares issued during 2005 and 2006.

Shares held for employee share plan

The $29.9 million increase in shares reserved for employee share plans (being the Woodside Employee Share Plan and the Executive Incentive Plan) resulted mainly from an increase in the number of employees and a general increase in salary rates.

Other reserves

The $17.4 million movement through other reserves has been impacted by the following;

- The employee benefits reserve which records the cost of share-based payments associated with the employees share plans,
- Foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries, and liabilities that hedge the net investment in foreign subsidiaries,
- The hedging reserve that is used to record the effective portion of changes in the fair value of cash flow hedges, and
- The investment fair value reserve, which records changes in the fair value of the Group's available for sale investments.

Retained Earnings

Increased by the Group's 2006 profit. Dividends declared during the year partially offset this increase.

1. Preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 1039 Concise Financial Reports. The Concise Financial Report and specific disclosures required by AASB 1039 have been derived from the Group's Full Financial Report for the financial year. Information included in the Concise Financial Report is consistent with the Group's Full Financial Report, and is presented in Australian dollars. The Group's accounting policies have been consistently applied to all periods presented in the Concise Financial Report. A full description of the accounting policies adopted by the consolidated entity is provided in the 2006 financial statements which form part of the Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Economic Entity as the Full Financial Report.

2. Earnings Per Share

	Consolidated	
	2006	2005
Net profit ($m)	1,427.0	1,107.4
Weighted average number of shares on issue[1]	657,178,947	655,150,640
Basic and diluted earnings per share from continuing operations (cents)[2]	217	169

(1) There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

(2) Earnings per share is calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of shares makes allowance for shares reserved for employee share plans. Diluted earnings per share is not significantly different from basic earnings per share.

3. Dividends Paid and Proposed

	Consolidated	
	2006	2005
	$m	$m
(a) Dividends paid during the year[1]		
Prior year fully franked final dividend 58 cents, paid 22 March 2006 (2005: 32 cents, paid 23 March 2005)	386.6	213.3
Current year fully franked interim dividend 49 cents, paid 20 September 2006 (2005: 35 cents, paid 23 September 2005)	326.7	233.4
	713.3	446.7
(b) Dividend declared (not recorded as a liability)[1]		
Fully franked final dividend 77 cents, to be paid 28 March 2007 (2005: 58 cents, paid 22 March 2006)	513.3	386.6
Dividend per share in respect of financial year (cents)	126	93
(c) Franking credit balance		
Franking credits available for the subsequent financial year arising from:		
Franking account balance as at the beginning of the financial year	895.6	698.0
Current year tax payment instalments and adjustments	327.5	325.5
Franked dividends received	-	0.2
Interim dividends paid	(140.0)	(100.0)
Franking account balance as at the end of the financial year	1,083.1	923.7
Current year income tax payable	196.4	137.6
Dividends declared	(220.0)	(165.7)
Franking account balance after payment of tax and dividends	1,059.5	895.6

(1) Fully franked at 30.0% (2005: 30.0%).

4. Retained Earnings

	Consolidated	
	2006	2005
	$m	$m
Movements in retained earnings		
Balance at beginning of year	2,936.0	2,208.6
Adjustment on adoption of new accounting standards AASB 132 and AASB 139, net of tax	-	66.7
Net profit for the year	1,427.0	1,107.4
Dividends	(713.3)	(446.7)
Balance at end of year	3,649.7	2,936.0

5. Auditor Remuneration

	Consolidated	
	2006	2005
	$000	$000
Amounts received or due and receivable by the auditors of the company for:		
Auditing and review of financial reports		
Ernst & Young (Australia)	978	1,228
Overseas Ernst & Young firms	335	290
	1,313	1,518
Non Audit Services		
Ernst & Young (Australia)		
International Accounting Standards assurance	-	304
Other assurance/advisory services	185	288
Other accounting services	176	172
	361	764

6. Segment Reporting

The Group's primary reporting format is business segments and its secondary reporting format is geographical segments.

(a) Business Segments

The Group has the following reportable segments:

North West Shelf Ventures

Exploration, evaluation, development, production and sales of LNG, domestic gas, condensate, LPG and crude oil from the North West Shelf ventures.

Australia Business Unit

Exploration, evaluation, development, production and sale of crude oil in assigned permit areas including Laminaria, Legendre, Mutineer-Exeter, Enfield, Vincent, Otway, and Stybarrow ventures.

Middle East & Africa Business Unit

Exploration, evaluation, development, production and sale of hydrocarbons in assigned permit areas including the Algerian Ohanet project and Chinguetti venture.

United States of America Business Unit

Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Group and Unallocated

This segment comprises the activities undertaken by all other business units and corporate costs.

(b) Geographical Segments

The Group operates in four main geographical segments as follows:

Australia

The main operating activities, producing assets and a significant portion of sales of the Group are within Australia.

Asia

The majority of the Group's sales are made to customers within this region.

Africa

Revenues are received from the Algerian Ohanet project and the Chinguetti venture. Other segment information includes Mauritanian, Kenyan, and Libyan exploration and evaluation.

United States of America

Exploration, evaluation, development, production and sale of gas, condensate and crude oil in assigned permit areas.

Other

Exploration, evaluation and development activities in other areas.

6. Segment Reporting (continued)

Primary Reporting - Business Segments

	North West Shelf Ventures		Australia Business Unit		Middle East and Africa Business Unit		United States Business Unit		Group and Unallocated		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
Revenue												
Revenue from sale of goods	2,263.6	2,056.2	980.8	591.3	409.1	71.2	156.9	28.0	-	-	3,810.4	2,746.7
Cost of sales												
Production costs	(415.8)	(387.5)	(112.3)	(108.5)	(56.0)	(10.4)	(14.4)	(2.3)	(3.3)	-	(601.8)	(508.7)
Shipping and direct sales costs	(59.9)	(75.5)	(4.4)	(5.2)	(4.0)	(0.1)	-	-	(6.9)	-	(75.2)	(80.8)
Depreciation and amortisation	(145.2)	(144.4)	(140.0)	(74.7)	(133.6)	(34.6)	(106.6)	(10.8)	(1.6)	-	(527.0)	(264.5)
Total cost of sales	(620.9)	(607.4)	(256.7)	(188.4)	(193.6)	(45.1)	(121.0)	(13.1)	(11.8)	-	(1,204.0)	(854.0)
Petroleum Resource Rent Tax	-	-	(231.5)	(123.3)	-	-	-	-	31.1	-	(200.4)	(123.3)
Gross profit	1,642.7	1,448.8	492.6	279.6	215.5	26.1	35.9	14.9	19.3	-	2,406.0	1,769.4
Dividends and other income	35.6	28.7	11.6	37.1	10 6	3.0	35.1	0.1	77.5	34.0	170.4	102.9
Other expenses	(0.9)	(3.2)	(6.6)	(7.5)	(42.1)	(6.9)	(35.0)	(12.9)	(34.3)	(34.4)	(118.9)	(64.9)
Exploration expensed	(2.6)	(2.7)	(49.1)	(48.6)	(165.9)	(132.1)	(174.5)	(119.2)	(29.9)	(3.8)	(422.0)	(306.4)
Segment results	1,674.8	1,471.6	448.5	260.6	18.1	(109.9)	(138.5)	(117.1)	32.6	(4.2)	2,035.5	1,501.0
Finance income											20.2	21.9
Finance costs											(46.4)	(30.7)
Income tax expense											(582.3)	(384.8)
Net profit/(loss)											1,427.0	1,107.4
Segment assets	3,086.8	2,607.7	2,576.2	1,764.9	1,152.4	1,100.1	1,079.6	752.9	1,073.7	743.7	8,968.7	6,969 3
Segment liabilities	611.8	475.2	1,106.4	258.7	593.5	106.7	1,576.2	283.5	879.0	2,344.6	4,766.9	3,468.7
Other segment information												
Associates and other investments	5.5	-	-	-	-	-	-	-	58.8	25.5	64.3	25.5
Acquisition of oil and gas property assets, intangible assets and other non-current assets (excluding exploration)	464.8	183.1	735.2	739 8	160.5	321.1	259.2	467.0	23.0	5.5	1,642.7	1,716.5
Non-cash expenses other than depreciation and amortisation	34.4	44.7	28.6	29.2	33.4	67.5	16.9	24.5	(1.6)	133.8	111.7	299.7
Impairment losses	-	-	-	-	-	-	6.9	-	-	-	6.9	-

Secondary Reporting – Geographical Segments

	Australia		Asia		Africa		United States		Other		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment revenue												
Revenue from sale of goods (by location of customer)	425.6	394.4	2,930.0	2,149.9	77.4	94.7	303.2	107.7	74.2	-	3,810 4	2,746.7
Segment assets (by location of assets)	6,536.1	4,952.0	16.0	139.5	1,296.4	1,088.7	1,126.7	783.7	(6.5)	5.4	8,968.7	6,969.3
Other segment information												
Acquisition of oil and gas property assets, intangible assets and other non-current assets	1,222.4	924.3	-	-	160.5	325.1	259.1	467.0	0.7	0.1	1,642.7	1,716.5

7. Events after the Balance Sheet Date

(a) Dividends

Since the reporting date, the Directors have declared a fully franked dividend of 77 cents (2005: 58 cents), payable in March 2007. The amount of this dividend will be $513.3 million (2005: $386.7 million). No provision has been made for this dividend in the financial report as the dividend was not declared or determined by the Directors on or before the end of the financial year.

(b) Sale of interests in Legendre

On 2 February 2007 Woodside Energy Ltd. entered into a Sale & Purchase Agreement with Apache Northwest Pty. Ltd. whereby Woodside agreed to sell its interests in the Legendre oil field and adjacent exploration permits offshore Western Australia for US$65 million. The sale is subject to the consent of joint venture participants and registration and approval by Australian regulatory authorities. Woodside will act as interim Operator until such time as Apache receives all necessary Operator-related government approvals.

(c) Drilling rig contract

On 6 February 2007 Woodside Energy Ltd. entered into a three year US$447 million drilling rig contract commencing in 2009.

DIRECTORS' DECLARATION

In accordance with a resolution of Directors of Woodside Petroleum Ltd., we state that, in the opinion of the Directors, the Concise Financial Report of the Group, comprising Woodside Petroleum Ltd. and its controlled entities for the year ended 31 December 2006, set out on pages 53 to 66:

(i) has been derived from or is consistent with the Full Financial Report for the financial year; and

(ii) complies with Accounting Standard AASB 1039 Concise Financial Reports.

For and on behalf of the Board



Charles Goode AC.
Chairman



Don Voelte
Chief Executive Officer

Perth
21 February 2007

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

Independent audit report to members of Woodside Petroleum Ltd.

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity and accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the year ended 31 December 2006. The consolidated entity comprises both Woodside Petroleum Ltd. (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 *Concise Financial Reports*, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, the information to provide evidence supporting that the amounts and disclosures in the concise financial report are consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company and the consolidated entity for the year ended 31 December 2006. Our audit report on the full financial report was signed on 21 February 2007 and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' report. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion the concise financial report and the directors' declaration of Woodside Petroleum Ltd. complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Ernst & Young

G H Meyerowitz
Partner
Perth
21 February 2007

SHAREHOLDER INFORMATION
As at 15 February 2007

Number of Shareholdings

There were 119,003 shareholders. All issued shares carry voting rights on a one for one basis.

Distribution of Shareholdings

Size of shareholding	Number of holders	Number of shares	% of issued capital
1 - 1,000	82,185	39,572,747	5.94
1,001 - 5,000	31,776	69,699,446	10.45
5,001 - 10,000	3,208	23,231,224	3.48
10,001 - 100,000	1,691	38,061,949	5.71
100,001 and over	143	496,101,301	74.42
Total	119,003	666,666,667	100.00

Unmarketable Parcels

There were 297 members holding less than a marketable parcel of shares in the Company.

Twenty Largest Shareholders

Shareholder	Shares held	% of issued capital
Shell Energy Holdings Australia Limited	228,456,275	34.27
National Nominees Limited	44,807,609	6.72
J P Morgan Nominees Australia Limited	41,796,957	6.27
Westpac Custodian Nominees Limited	39,897,033	5.98
ANZ Nominees Limited (Cash Income Account)	31,969,735	4.80
Citicorp Nominees Pty Limited	14,812,362	2.22
HSBC Custody Nominees (Australia) Limited	11,223,271	1.68
Queensland Investment Corporation (c/o National Nominees Limited)	6,647,114	1.00
ANZ Nominees Limited (Aus Cash Income Account)	5,446,873	0.82
UBS Nominees Pty Ltd (116C Account)	5,345,000	0.80
UBS Wealth Management Australia Nominees Pty Ltd	5,085,722	0.76
AMP Life Limited	4,825,980	0.72
Cogent Nominees Pty Limited	4,079,905	0.61
Citicorp Nominees Pty Limited (CFS Wsle Geared Shr Fnd Account)	3,939,736	0.59
Citicorp Nominees Pty Limited (CFS Wsle Imputation Fnd Account)	2,467,211	0.37
Australian Reward Investment Alliance (c/o J P Morgan Nominees Australia Limited)	2,426,753	0.36
Cogent Nominees Pty Limited (SMP Accounts)	2,198,098	0.33
Australian Foundation Investment Company Limited	2,170,000	0.33
RBC Dexia Investor Services Australia Nominees Pty Limited (Bkcust Acount)	1,819,335	0.27
Citicorp Nominees Pty Limited (CFS Imputation Fund Account)	1,620,002	0.24
Total	461,034,971	69.16

Substantial shareholders as disclosed in substantial shareholder notices given to the Company are as follows:

Shell Energy Holdings Australia Ltd.	228,456,275	34.27

Annual General Meeting

The 36th Annual General Meeting of Woodside Petroleum Ltd. will be held at 10am (WST) on Thursday 19 April 2007 in the Auditorium, Level 2, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. Details of the business of the meeting are contained in the Annual General Meeting notice sent with this Report.

The Annual General Meeting will be webcast live on the internet. An archive version of the webcast will be placed on the website to enable the proceedings to be viewed at a later time. Copies of the Chairman's and CEO's speeches will be available on the company's website.

SHAREHOLDER INFORMATION

Shareholder Registry: Enquiries

Investors seeking information about their shareholdings should contact the company's share registry:

Computershare Investor Services Pty. Limited
Level 2, 45 St Georges Terrace,
Perth, Western Australia 6000
Postal address – GPO Box D182
Perth, Western Australia 6840

Telephone: 1300 557 010 (within Australia)
(+61) 3 9415 4000 (outside Australia)
Facsimile: (+61) 8 9323 2033
Email: web.queries@computershare.com.au
Website: www.computershare.com

The share registry can assist with queries on share transfers, dividend payments, the dividend reinvestment plan, notification of tax file numbers and changes of name, address or bank account details.

Shareholders should quote their Security Reference Number (SRN) or Holder Identification Number (HIN) when communicating with the share registry.

The share registry website allows shareholders direct access to their holding information and to make changes to address and banking details online.

Dividend Payments

Shareholders may have their dividends paid directly into any bank or building society account within Australia. Payments are electronically credited on the dividend payment date and confirmed by mailed payment advice. To request direct crediting of dividend payments please contact the share registry or download the appropriate form from the share registry website.

The history of dividends paid by the company can be found on the company's website www.woodside.com.au.

Dividend Reinvestment Plan

Shareholders with registered addresses in Australia or New Zealand can elect to participate in Woodside's Dividend Reinvestment Plan and have the dividends on some or all of their shares automatically reinvested in additional shares. Information on the Dividend Reinvestment Plan is available on the company's website www.woodside.com.au. Election forms are available from the share registry.

Change of Address or Banking Details

Shareholders should immediately notify the share registry in writing of any change to their address or banking arrangements for dividends electronically credited to a bank account. Appropriate forms can be downloaded from the share registry website.

Stock Exchange Listing

Woodside Petroleum Ltd. securities are listed on the Australian Securities Exchange (ASX) under the code WPL. Share price information can be accessed on the company's website www.woodside.com.au .

American Depositary Receipts

The Bank of New York sponsors a level one American Depositary Receipts (ADR) programme in the United States of America. One Woodside share equals one ADR and trades over the counter under the symbol "WOPEY".

ADR holders should deal directly with the Bank of New York on all matters related to their ADRs. Enquiries should be directed to:

The Bank of New York
Depositary Receipts Division
101 Barclay Street,
22nd Floor,
New York NY 10286

Telephone: 1-888-269-2377 (within United States)
212-815-3700 (outside United States)
Email: shareowners@bankofny.com
Website: www.adrbny.com

Investor Relations: Enquiries

Requests for specific information on the company can be directed to Investor Relations at:

Investor Relations
Woodside Petroleum Ltd.
Woodside Plaza,
240 St Georges Terrace,
Perth, Western Australia 6000

Telephone: (61) 8 9348 4000
Facsimile: (61) 8 9348 2777
Email: investor@woodside.com.au
Postal address: GPO Box D188
Perth, Western Australia 6840

Website

For various reports and updates visit Woodside's website: www.woodside.com.au

Business Directory

Australia

Registered Office

Perth

Woodside Petroleum Ltd.
Woodside Plaza
240 St Georges Terrace
Perth, WA 6000

Telephone: (61) 8 9348 4000
Email: investor@woodside.com.au

Mail Address
GPO Box D188
Perth, WA 6840

Karratha

Burrup Peninsula
Karratha, WA 6714
Telephone: (61) 8 9348 4000

Africa

Dubai

Woodside Energy Middle East
and Africa Pty. Ltd.
10th Floor, Union House
Port Saeed Road, Deira
Dubai, United Arab Emirates
Telephone: (971) 4 295 5829

Nouakchott

Woodside Mauritania Pty. Ltd.
Zone des Ambassades
No 031-121, Nouakchott
Mauritanie
Telephone: (222) 525 4510

Tripoli

Woodside Energy (NA) Ltd.
Corinthia Bab Africa Hotel
Commercial Centre Zone C, Level 3
Souk Al Thulatha Al Gadim
Tripoli, Libya
Telephone: (218) 21 335 0605

America

Covington

Woodside Energy (USA) Inc.
71683 Riverside Drive
Covington
Louisiana, 70433 USA
Telephone: (1) 985 249 5300

Los Angeles

Woodside Natural Gas Inc.
2425 Olympic Blvd
Ste 4030W
Santa Monica
California, 90404 USA
Telephone: (1) 310 264 4400

Glossary

appraisal well	a well drilled to follow up a discovery and evaluate its commercial potential
condensate	hydrocarbons, which are gaseous in a reservoir, but which condense to form liquids as they rise to the surface
development well	a well drilled specifically into a previously discovered field
FPSO	floating production and storage offtake vessel
LNG	liquefied natural gas
LPG	liquefied petroleum gas
MMbbl	million barrels
MMboe	million barrels of oil equivalent
project sizes	project sizes referred to in the text have been categorised according to their gross approximate capital expenditure as small (less than $500 million), medium (less than $2 billion) or large (more than $2 billion).
$, $m	Australian dollars unless otherwise stated, millions of dollars

Conversion Factors

(boe) = barrel of oil equivalent

(TJ) = Terajoules (t) = tonne

(bbl) = barrel

(MMBtu) = Million British Thermal Units

(Mcfg) = thousand cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1 TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* minor changes to some conversion factors can occur over time due to gradual changes in the process stream

Key Announcements 2006

December
- NWSV and Tokyo Electric Power Company sign LNG Heads of Agreement.
- NWSV and Osaka Gas sign LNG Heads of Agreement.
- NWSV and Tokyo Gas sign LNG Heads of Agreement.
- Funding approval for Pluto long lead items: Board approves A$1.4 billion.
- Activation of the Woodside Dividend Reinvestment Plan.

November
- Woodside farms into Brazilian acreage: taking a 25% interest in 9 blocks in the Santos Basin.
- ATS tender offer for Energy Partners Ltd. expires.
- North West Shelf Venture and Kansai Electric sign LNG Heads of Agreement.
- Investor Briefing Day Presentation

October
- NWSV and Chubu Electric sign LNG Heads of Agreement.

September
- Drilling Result – WA-350-P Xena-1ST1: Woodside's 100% equity in new Carnarvon gas discovery.
- NWSV Phase V Cost Review: Approval of revised costs due to construction market inflation.

August
- Woodside subsidiary to make offer for Energy Partners Ltd.
- Woodside submits US Deepwater Port Application: to build and operate the proposed OceanWay Project.

July
- Enfield project produces first oil.

June
- Australia LNG congratulates China in commissioning LNG terminal.
- Signing of revised Mauritanian PSCs.
- Production Outlook 2006: production target revised.

May
- First LNG cargo for China loading at Australia's North West Shelf for China.
- Sale of Kipper interest.
- NWSV and Toho Gas Co. Ltd sign LNG Heads of Agreement.

March
- Resolution of Mauritanian Dispute: Laying the foundations for good Woodside and Mauritanian Government relations.
- Woodside approves Vincent development.
- Woodside and Kansai Electric sign Heads of Agreement for Pluto LNG.
- NWSV and Chugoku Electric sign LNG Heads of Agreement.

February
- Chinguetti First Oil: The Woodside operated offshore development in Mauritania, West Africa.
- Notification of Dispute: Mauritanian Government disputes amendments to Woodside's four production sharing contracts.

January
- Drilling Report: Mauritania Offshore Drilling Updates.
- Woodside Natural Gas Inc. press release: Woodside announced plans for offshore delivery of LNG to California.

Events Calendar 2007

Key calendar dates for Woodside shareholders in 2007. Please note, dates are subject to review.

January	
18	Fourth Quarter 2006 Report
February	
21	2006 Full Year Result and Final Dividend Announcement
21	2006 Full Financial Report
21	2006 Reserves Statement
26	Ex-Dividend date for Final Dividend
March	
2	Record date for Final Dividend
28	Payment date for Final Dividend
April	
17	Proxy returns close at 10.00am (AWST)
18	First Quarter 2007 Report
19	Annual General Meeting at 10.00am (AWST)

June	
30	Woodside Half Year End
July	
19	Second Quarter 2007 Report
August	
22	2007 Half Year Result and Interim Dividend Announcement
27	Ex-Dividend date for Interim Dividend
31	Record date for Interim Dividend
September	
26	Payment date for Interim Dividend
October	
18	Third Quarter 2007 Report
December	
31	Woodside Year End

SHAREHOLDER INFORMATION

Ten-Year Comparative Data Summary

Year Ended 31 December	**2006**	2005	2004[7]	2003	2002	2001	2000	1999	1998	1997
Profit and Loss ($m)										
Sales Revenues										
Australia										
NWS Gas	1,157	1,052	789	763	725	765	692	595	570	527
NWS Oil/Condensate	1,106	1,005	772	696	694	644	683	303	377	343
Australia - other	981	591	487	552	773	936	979	91	-	-
Gulf of Mexico	157	28	-	-	-	-	-	-	-	-
Mauritania	335	-	-	-	-	-	-	-	-	-
Algeria	74	71	77	8	-	-	-	-	-	-
Total	3,810	2,747	2,125	2,019	2,192	2,345	2,354	989	947	870
EBITDAX Before Significant Items[1, 2]	2,979	2,018	1,550	1,386	1,382	1,779	1,937	605	691	667
EBITDA[2]	2,582	1,781	1,867	1,090	404	1,683	1,908	587	676	661
EBIT[2]	2,036	1,501	1,589	854	114	1,331	1,510	443	523	510
Exploration & Evaluation	422	306	253	296	978	96	29	18	16	6
Depreciation & Amortisation	546	280	277	236	290	352	398	144	153	151
Finance Costs	26	9	1	26	46	70	102	59	52	76
Tax Expense	582	385	442	301	160	351	441	53	170	159
NPAT Before Significant Items[3]	1,396	1,038	672	527	658	818	877	327	300	275
NPAT	1,427	1,107	1,146	527	(92)	910	967	331	300	275
EPS (cents) Before Significant Items[3, 8]	212	158	103	79	99	123	132	49	45	41
EPS (cents)[8]	217	169	175	79	(14)	137	145	50	45	41
DPS (cents)[4]	126	93	59	46	62	70	82	26	23	20
Payout ratio (%) Before Significant Items[3]	60.2	59.7	58.5	58.2	62.8	57.1	62.3	53.0	51.1	48.5
EBITDA/Op Cash Flow (%)	109.9	103.9	127.8	90.6	33.5	151.8	127.8	105.7	171.6	130.9
Balance Sheet ($m)										
Total Assets	8,969	6,969	5,446	4,782	5,011	6,115	5,969	4,721	4,403	3,435
Debt	1,820	1,128	1,013	1,068	1,429	1,662	1,415	1,835	1,583	1,081
Net Debt	1,507	895	216	891	1,274	1,502	1,140	1,691	1,466	1,005
Shareholder Equity	4,202	3,501	2,771	2,434	2,320	2,554	2,111	1,691	1,533	1,387
Cash Flow & Capital Expenditure ($m)										
Cash Flow From										
Operations	2,349	1,715	1,460	1,203	1,207	1,108	1,493	555	394	505
Investing	(2,316)	(1,845)	(356)	(741)	(730)	(811)	(428)	(717)	(637)	(325)
Financing	55	(462)	(352)	(419)	(484)	(418)	(948)	212	265	(258)
Capital Expenditure										
Exploration	499	361	264	305	232	278	243	148	216	76
PP&E and E&D[9]	1,806	1,906	794	516	482	511	245	288	554	282
Ratios (%)										
ROACE Before Significant Items[3]	26.8	26.5	19.7	15.0	16.5	22.4	26.8	11.0	11.9	13.7
ROACE	27.1	26.5	31.5	15.0	(1.5)	24.8	30.7	12.4	12.7	13.7
Return on Shareholders Funds Before Significant Items[3]	33.5	30.2	29.3	21.6	28.4	32.0	41.5	19.4	19.6	19.8
Return on Shareholders Funds	34.0	31.6	41.4	21.6	(4.0)	35.6	45.8	19.6	19.6	19.8
Gearing	26.4	20.4	7.2	26.8	35.5	37.0	35.1	50.0	48.9	42.0
Volumes										
Sales (million boe)										
Australia										
NWS Gas	34.0	34.8	30.8	31.0	27.9	28.2	24.8	26.7	25.8	24.1
NWS Oil/Condensate	12.8	14.0	14.4	16.2	15.7	15.0	15.1	9.8	13.8	11.8
Australia - other	11.7	8.0	9.1	13.3	19.1	23.2	24.8	2.6	-	-
Gulf of Mexico	2.6	0.4	-	-	-	-	-	-	-	-
Mauritania	4.3	-	-	-	-	-	-	-	-	-
Algeria	2.3	2.3	2.3	0.1	-	-	-	-	-	-
Total (million boe)[6]	67.7	59.5	56.6	60.6	62.7	66.4	64.7	39.1	39.6	35.9
Production (million boe)										
Australia										
NWS Gas	34.2	35.0	31.5	31.1	28.3	28.5	25.2	26.7	26.3	24.5
NWS Oil/Condensate	12.8	13.8	14.3	16.4	16.0	14.8	14.9	10.4	13.0	11.8
Australia - other	11.6	8.2	9.3	13.1	19.9	23.0	24.9	2.6	-	-
Gulf of Mexico	2.6	0.4	-	-	-	-	-	-	-	-
Mauritania	4.4	-	-	-	-	-	-	-	-	-
Algeria	2.3	2.3	2.3	0.1	-	-	-	-	-	-
Total (million boe)[6]	67.9	59.7	57.4	60.7	64.2	66.3	65.0	39.7	39.3	36.3
Reserves (Proved plus probable)										
Gas (Tcf)	6.9	4.7	5.1	4.7	4.8	4.5	4.6	4.7	4.6	4.7
Condensate (MMbbl)	144.6	129.7	138.0	145.7	154.9	154.6	149.4	159.2	158.9	161.2
Oil (MMbbl)	221.1	294.5	258.8	341.5	300.1	263.3	236.4	146.1	137.3	113.9
Other										
Employees[10]	2,888	2,508	2,528	2,219	2,418	2,420	2,198	2,141	2,365	1,661
Shares										
High ($)	49.80	39.39	21.48	15.10	15.05	16.42	15.25	12.25	10.86	13.36
Low ($)	34.81	19.87	14.11	10.00	11.50	12.29	9.30	7.10	6.80	8.66
Close ($)	38.11	39.19	20.10	14.80	12.38	13.39	14.75	11.25	7.30	10.82
Number (000's)	666,667	666,667	666,667	666,667	666,667	666,667	666,667	666,667	666,667	666,667
No. Shareholders	119,003	83,829	72,267	69,491	67,523	55,347	42,135	43,201	43,898	34,526
Market Capitalisation ($m)	25,407	26,127	13,400	9,867	8,253	8,927	9,833	7,500	4,867	7,213
Finding Costs ($/boe) (3 year average)[5, 11]	3.29	5.50	2.22	2.06	1.37	1.23	0.61	0.52	0.73	0.42
Effective Tax Rate (%)	29.0	25.8	27.8	36.4	235.8	27.9	31.3	13.8	36.2	36.6
Net Debt/Total Cap (%)	5.9	3.4	1.6	9.0	15.4	16.8	11.6	22.6	30.1	13.9

(1) Includes Significant Items other than 2002 Successful Efforts and 2001 Gulf of Mexico write-off.

(2) EBIT is calculated as a profit before income tax and finance costs.

(3) Excludes Significant Items (2002 results restated to reflect effect of successful efforts policy from January 2002).

(4) DPS for 2002 includes a 41.0 cents dividend that was declared after 31 December 2002.

(5) Finding cost for 2003 includes acquisitions of additional Scope for Recovery volumes.

(6) From 2003, Woodside reports oil and condensate on a volumetric basis.

(7) From 1 January 2005, Woodside prepares its financial statements in accordance with Australian equivalents to IFRS (AIFRS). To highlight the impact on previously reported data the information provided for 2004 has been restated. Information pre 1 January 2004 has not been adjusted for the effects of AIFRS.

(8) Earnings per share (EPS) has been calculated using the following weighted average number of shares 2006: 657,178,947, 2005: 655,150,640, 2004: 653,790,795, Pre 2004: 666,666,667

(9) 2005 PP&E capital expenditure includes acquitions through business combinations of $415,063,000, relating to Gryphon Exploration Company.

(10) 2006 and 2005 employee numbers do not include third party contractors. Previous years have included third party contractors.

(11) Finding cost methodology has changed from 2004 to be in accordance with the FAS69/SEC industry standard.

Woodside Petroleum Ltd.

Concise Annual Report 2006



END

Head Office
240 St Georges Terrace
Perth, Western Australia 6000
Telephone (+61) 8 9348 4000
Facsimile (+61) 8 9214 2777

www.woodside.com.au

ABN 55 004 898 962